FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For June 17, 2009
Commission File Number: 001-09531
TELEFÓNICA, S.A.
(Exact name of registrant as specified in its charter)
Distrito C, Ronda de la Comunicación, s/n
28050 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
This Form 6-K is incorporated by reference into the registration statement of Telefónica, S.A. and Telefónica Emisiones, S.A.U. filed with the Securities and Exchange Commission on May 8, 2009 (File No. 333-159062).

2

TELEFÓNICA GROUP

INTERIM CONDENSED CONSOLIDATED FINANCIAL REPORT
AND
INTERIM CONSOLIDATED MANAGEMENT REPORT
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2009

INTERIM CONSOLIDATED INCOME STATEMENT

	Three months ended March 31
Unaudited (Millions of euros)	2009	2008

Revenues from operations	13,703	13,896
Other income	250	311
Supplies	(4,013)	(4,312)
Personnel expenses	(1,694)	(1,683)
Other expenses	(2,892)	(2,836)
Depreciation and amortization	(2,164)	(2,277)

OPERATING INCOME	3,190	3,099

Share of profit (loss) of associates	5	(1)

Finance income	145	136
Exchange gains	1,894	3,152
Finance expenses	(810)	(889)
Exchange losses	(1,960)	(3,166)
Net financial expenses	(731)	(767)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	2,464	2,331

Corporate income tax	(744)	(736)

PROFIT FOR THE PERIOD	1,720	1,595

Profit for the period attributable to minority interests	(30)	(57)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	1,690	1,538

Basic and diluted earnings per share attributable to equity holders of the parent (euros)	0.37	0.33

Condensed notes 1 to 11 are an integral part of the interim consolidated income statement.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three months ended March 31
Unaudited (Millions of euros)	2009	2008

Profit for the period	1,720	1,595

(Loss) gain on available-for-sale investments	(210)	(188)
Income tax	62	57

	(148)	(131)

Gains on hedges arising during the period	(420)	284
Reclassification adjustment for gains included in the income statement	10	14
Income tax	118	(93)

	(292)	205

Translation differences	623	(1,023)

Actuarial gains and losses and impact of limit on assets for defined benefit pension plans	(8)	(19)
Income tax	2	6

	(6)	(13)

Share of income (loss) directly recognized in equity of associates	(57)	(22)
Income tax	7	3

	(50)	(19)

Total comprehensive income recognized in the period, net of taxes	1,847	614

Attributable to:
Equity holders of the parent	1,776	533
Minority interests	71	81

	1,847	614

Condensed notes 1 to 11 are an integral part of the interim consolidated statement of comprehensive income.

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	UNAUDITED	AUDITED
Millions of euros	03/31/2009	12/31/2008

A) NON-CURRENT ASSETS	81,583	81,923

Intangible assets	15,750	15,921
Goodwill	18,510	18,323
Property, plant and equipment	30,407	30,545
Investment properties	5	1
Investments in associates	2,608	2,777
Non-current financial assets	7,067	7,376
Deferred tax assets	7,236	6,980

B) CURRENT ASSETS	19,915	17,973

Inventories	1,197	1,188
Trade and other receivables	9,536	9,315
Current financial assets	2,065	2,216
Tax receivables	829	970
Cash and cash equivalents	6,280	4,277
Non-current assets held for sale	8	7

TOTAL ASSETS (A + B)	101,498	99,896

A) EQUITY	20,999	19,562

Equity attributable to equity holders of the parent	18,622	17,231
Minority interests	2,377	2,331

B) NON-CURRENT LIABILITIES	56,074	55,202

Interest-bearing debt	45,873	45,088
Trade and other payables	1,162	1,117
Deferred tax liabilities	3,638	3,576
Provisions	5,401	5,421

C) CURRENT LIABILITIES	24,425	25,132

Interest-bearing debt	8,190	8,100
Trade and other payables	12,722	13,651
Current tax payables	2,465	2,275
Provisions	1,048	1,106

TOTAL EQUITY AND LIABILITIES (A+B+C)	101,498	99,896

Condensed notes 1 to 11 are an integral part of the interim consolidated statement of financial position.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
							Available for
	Share	Share	Legal	Revaluation	Treasury	Retained	sale		Equity of	Translation		Minority	Total
(Unaudited) Millions of euros	capital	premium	reserve	reserve	shares	earnings	investment	Hedges	associates	differences	Total	interests	equity

Financial position at December 31, 2008	4,705	460	984	172	(2,179)	16,069	(566)	1,413	(216)	(3,611)	17,231	2,331	19,562

Profit for the period	—	—	—	—	—	1,690	—	—	—	—	1,690	30	1,720
Other comprehensive income (loss)	—	—	—	—	—	(5)	(148)	(292)	(50)	581	86	41	127

Total comprehensive income						1,685	(148)	(292)	(50)	581	1,776	71	1,847
Net movement in treasury shares	—	—	—	—	(329)	—	—	—	—	—	(329)	—	(329)
Acquisitions and disposals of minority interests	—	—	—	—	—	—	—	—	—	—	—	4	4
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	(50)	(50)
Other movements	—	—	—	—	—	(56)	—	—	—	—	(56)	21	(35)

Financial position at March 31, 2009	4,705	460	984	172	(2,508)	17,698	(714)	1,121	(266)	(3,030)	18,622	2,377	20,999

Financial position at December 31, 2007	4,773	522	984	180	(232)	13,025	457	463	(144)	97	20,125	2,730	22,855

Profit for the period	—	—	—	—	—	1,538				—	1,538	57	1,595
Other comprehensive income (loss)	—	—	—	—	—	397	(131)	(205)	(19)	(1,047)	(1,005)	24	(981)

Total comprehensive income						1,935	(131)	(205)	(19)	(1,047)	533	81	614
Net movement in treasury shares	—	610	—	—	(1,526)	232	—	—	—	—	(684)	—	(684)
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	(16)	(16)
Other movements	—	—	—	—	—	(11)	—	—	—	—	(11)	12	1

Financial position at March 31, 2008	4,773	1,132	984	180	(1,758)	15,181	326	258	(163)	(950)	19,963	2,807	22,770

Condensed notes 1 to 11 are an integral part of the interim consolidated statement of changes in equity.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31
Unaudited (Millions of euros)	2009	2008

Cash received from customers	16,253	16,840
Cash paid to suppliers and employees	(11,815)	(12,652)
Dividends received	8	6
Net interest and other financial expenses paid	(863)	(1,206)
Taxes paid	(473)	(354)
Net cash from operating activities	3,110	2,634

Proceeds on disposals of property, plant and equipment and intangible assets	29	61
Payments on investments in property, plant and equipment and intangible assets	(2,048)	(1,975)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	—	1
Payments on investments in companies, net of cash and cash equivalents acquired	(57)	(11)
Proceeds on financial investments not included under cash equivalents	1	21
Payments made on financial investments not included under cash equivalents	(30)	(16)
Payments made on cash surpluses not included under cash equivalents	(137)	(1)
Capital grants received	19	—

Net cash flows used in investing activities	(2,223)	(1,920)
Dividends paid	(21)	—
Operations with equity holders	(278)	(569)
Proceeds on issue of debentures and bonds	2,045	710
Proceeds on loans, credits and promissory notes	13	1,763
Cancellation of debentures and bonds	(394)	(1,108)
Repayments of loans, credits and promissory notes	(421)	(2,387)

Net cash flows provided by (used in) financing activities	944	(1,591)

Effect of foreign exchange rate changes on collections and payments	172	(180)

Effect of changes in consolidation methods and other non-monetary effects	—	15

Net (decrease)/increase in cash and cash equivalents during the period	2,003	(1,042)

Cash and cash equivalents at January 1	4,277	5,065

CASH AND CASH EQUIVALENTS AT MARCH 31	6,280	4,023

Reconciliation of cash and cash equivalents with the financial position

FINANCIAL POSITION AT JANUARY 1	4,277	5,065

Cash on hand and at banks	3,236	2,820

Other cash equivalents	1,041	2,245

FINANCIAL POSITION AT MARCH 31	6,280	4,023

Cash on hand and at banks	3,720	2,502

Other cash equivalents	2,560	1,521

Condensed notes 1 to 11 are an integral part of the interim consolidated statement of cash flows.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE
TELEFÓNICA GROUP
CONDENSED EXPLANATORY NOTES TO THE INTERIM CONDENSED
CONSOLIDATED FINANCIAL REPORT
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(1)	INTRODUCTION AND GENERAL INFORMATION

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group” or the “Group”) operating primarily in the telecommunications, media and contact center industries.

The parent company of the Group is Telefónica, S.A. (“Telefónica” or the “Company”), a public limited company incorporated for an indefinite period on April 19, 1924. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Corporate structure of the Group

Telefónica’s basic corporate purpose, pursuant to Article 4 of its bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

The Telefónica Group follows a regional, integrated management model based on three business areas by geographical market and combining the wireline and wireless telephony businesses:
—	Telefónica Spain

—	Telefónica Latin America

—	Telefónica Europe
The business activities carried out by most of the Telefónica Group companies are regulated by broad-ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

(2)	BASIS OF PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL REPORT

The interim condensed consolidated financial report for the three months ended March 31, 2009 (the “interim financial report”) has been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Therefore, it does not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, it should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2008 appearing in the Company’s annual report on Form 20-F for the year ended December 31, 2008 (the “2008 20-F”).

Unless indicated otherwise, the figures in these interim financial report are expressed in millions of euros and rounded.

(3)	COMPARATIVE INFORMATION

Comparative data in the interim financial report refer to the three-month periods ended March 31, 2009 and 2008, except the financial position, which presents data at March 31, 2009 and December 31, 2008.

During the first quarter of 2009, no significant changes took place in the consolidation perimeter that could affect the comparative information.

With respect to seasonality, the historical performance of consolidated results shows minimal variations in the Group’s operations between quarters of the year.

(4)	ACCOUNTING POLICIES

The accounting policies applied in the preparation of the interim financial report as of March 31, 2009 are consistent with those used in the preparation of the Group’s annual financial statements for the year ended December 31, 2008, appearing in the 2008 20-F, except for the adoption of new standards, amendments to standards and interpretations, published by the IASB (International Accounting Standards Board), as of January 1, 2009, noted below:
—	Amendment to IAS 23, Borrowing costs

The amendment consists of the elimination of the possibility to immediately recognise in profit or loss the borrowing costs related to the production or development of qualifying assets. This amendment has had no impact on the accounting policies applied by Telefónica.

—	Amendment to IAS 1, Revised presentation of Financial Statements

The revised Standard separates owner from non-owner changes in equity. The statement of changes in equity includes only details of transaction with owners, with non-owners changes presented as a single line. In addition, the Standard introduces the statement of comprehensive income which can be presented in one single statement or in two linked statements. Telefónica has elected to present two statements. Also, the revised IAS 1, has changed the tittles of the statements. This change is not mandatory but Telefónica has decided to use the proposed titles, which are:
•	statement of financial position, instead of “balance sheet”

•	income statement

•	statement of comprehensive income, instead of “statement of recognized income and expense”

•	statement of changes in equity instead of “movements in equity”

•	statement of cash flows instead of “cash flow statement”

—	Amendment to IFRS 2, Share-based Payment, Vesting Conditions and Cancellations

This amendment clarifies the definition of vesting conditions and prescribes the accounting treatment of an award that is cancelled because a non-vesting condition is not met. The adoption of this amendment did not have any impact on the financial position or performance of the Group.

—	Amendments to IAS 32, Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements Puttable Financial Instruments and Obligations Arising on Liquidation

These amendments include a limited scope exemption for puttable financial instruments to be classified as equity if they fulfill specified criteria. The adoption of these amendments did not have any impact on the financial position or performance of the Group.

—	Amendments to IFRS 7, Financial Instruments: Disclosures

This amendment enhances the disclosure required about fair value measurements and liquidity risk. It brings in the need to disclose any kind of change in the method of measuring fair value and the reasons behind it. Furthermore it establishes a three-tier hierarchy for fair value measurements. The adoption of this amendment did not have any impact on the financial position or performance of the Group.

—	Amendments to IFRIC 9 and IAS 39, Embedded derivatives

These amendments clarify the impact that a reclassification of a financial asset out of the fair value through profit or loss category has on the assessment of whether an embedded derivative shall be separated from its host contract. Additionally, if an embedded derivative cannot be measured separately on reclassification of a hybrid contract out of the fair value through profit or loss category, that reclassification is prohibited. The adoption of this amendment did not have any impact on the financial position or performance of the Group.

—	IFRIC 13, Customer loyalty programmes

This interpretation establishes that entities that have programmes which award points or credits to their customers as the result of a commercial transaction, which in the future will be redeemed for free or discounted products or services, must treat these points as part of the commercial transaction that generates them. In other words, it is a transaction with multiple components, combining the sale of the product or service itself and the sale of points or credits, part of the amount earned must be allocated to the points awarded and its recognition is deferred until redemption. The portion corresponding to the points will be determined by reference to their fair value. The adoption of this interpretation did not have a significant impact on the financial position or performance of the Group.

—	IFRIC 15, Agreements for the construction of Real Estate

The agreements falling within the scope of IFRIC 15 are for the construction of real estate and cover two related aspects, determining whether an agreement for the construction of real estate is within the scope of IAS 11 “Construction Contracts” or IAS 18 “Revenue”, on one side, and determining when revenue from constructing real estate should be recognised, on the other side. The adoption of this interpretation did not have any impact on the financial position or performance of the Group.

—	IFRIC 16, Hedges of a net investment in a foreign operation

This interpretation provides guidance on the accounting for a hedge of a net investment. As such it provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held and how an entity should determine the amount of foreign currency gain or loss, relating to both, the hedging instrument and the net investment, to be recycled on disposal of the net investment. The adoption of this interpretation did not have any impact on the financial position or performance of the Group.

—	Improvements of IFRSs (May 2008)

These improvements establish a broad amount of amendments to current IFRSs with the aim of removing inconsistencies and clarifying wording. These amendments did not have any impact on the financial position or performance of the Group.

—	Amendment to IAS 39, regarding hedges between segments

This amendment, which is embedded in the IFRS regarding Improvements to IFRSs published in April 2009, clarifies that entities cannot hedge inter-segment transactions, in line with IAS 39, which does not allow hedge accounting among entities in the same Group in Consolidated Financial Statements. The adoption of this amendment did not have any impact on the financial position or performance of the Group.
New standards, amendments and interpretations issued but not effective as at March 31, 2009

At the time of publication of this interim financial report, the following IFRSs, amendments to IFRSs and Interpretations were issued but not effective as at March 31, 2009.

Effective for annual
periods beginning on
Standards and amendments to standards		or after
IFRS 3 Revised	Business Combinations	July 1, 2009

Amendment to IAS 27	Consolidated and Separate Financial Statements	July 1, 2009

Improvements to IFRSs (April 2009)		January 1, 2010 (*)

Improvement of IFRS 5	Non current assets, held for sale and discontinued operations	July 1, 2009

Amendments to IAS 39	Eligible hedged items	July 1, 2009

(*)	Amendments to IFRS 2, IAS 38 (regarding intangible assets acquired in a business combination), IFRIC 9 and IFRIC 16 are effective for annual periods beginning on or after July 1, 2009.

Effective for annual
periods beginning on
Interpretations		or after
IFRIC 17	Distributions of Non-cash Assets to Owners	July 1, 2009

IFRIC 18	Transfers of assets from customers	(**)

(**)	Effective for transfers received on or after July 1, 2009.
The Group is currently assessing the impact of the application of these standards, amendments and interpretations.

(5)	SEGMENT INFORMATION

The following table presents operating income and investments in fixed assets information regarding the Group’s operating segments for the three months ended March 31, 2009 and 2008.

Three months ended Marh 31, 2009
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
External revenue from operations	4,846	5,356	3,229	272	13,703
Inter-segment revenue from operations	67	47	16	(130)	—
Other operating income and expenses	(2,511)	(3,322)	(2,362)	(154)	(8,349)
Depreciation and amortization	(531)	(881)	(720)	(32)	(2,164)
OPERATING INCOME (*)	1,871	1,200	163	(44)	3,190

INVESTMENTS IN FIXED ASSETS	334	475	356	35	1,200

Three months ended March 31, 2008
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
External revenue from operations	5,052	5,110	3,462	272	13,896
Inter-segment revenue from operations	79	48	10	(137)	—
Other operating income and expenses	(2,534)	(3,281)	(2,560)	(145)	(8,520)
Depreciation and amortization	(578)	(891)	(777)	(31)	(2,277)
OPERATING INCOME (*)	2,019	986	135	(41)	3,099

INVESTMENTS IN FIXED ASSETS	463	459	382	15	1,319

(*)	For the presentation of the segment reporting, revenue and expenses arising from the use of the trademark and management contracts that do not affect the Group’s consolidated results have been eliminated from the operating results of each segment.
The following table compares segment assets, liabilities and investments in associates at March 31, 2009 and December 31, 2008.

At March 31, 2009
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
INVESTMENTS IN ASSOCIATES	100	108	—	2,400	2,608
NON-CURRENT ASSETS	14,169	22,249	27,068	1,186	64,672
TOTAL ALLOCATED ASSETS	31,480	38,425	32,326	(733)	101,498
TOTAL ALLOCATED LIABILITIES	21,347	21,443	6,198	31,511	80,499

At December 31, 2008
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
INVESTMENTS IN ASSOCIATES	99	107	—	2,571	2,777
NON-CURRENT ASSETS	14,372	21,959	27,265	1,193	64,789
TOTAL ALLOCATED ASSETS	32,273	37,942	32,726	(3,045)	99,896
TOTAL ALLOCATED LIABILITIES	20,754	21,998	6,420	31,162	80,334

6)	INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

The movements in “Intangible assets” and “Property, plant and equipment” in the first quarter of 2009 are as follows:

		Property, plant
Millions of euros	Intangible assets	and equipment	Total
Financial position at December 31, 2008	15,921	30,545	46,466
Additions	133	1,067	1,200
Depreciation and amortization	(677)	(1,487)	(2,164)
Decreases	(1)	(47)	(48)
Changes in consolidation scope	1	—	1
Translation differences	373	329	702
Financial position at March 31, 2009	15,750	30,407	46,157
The movement in “Goodwill” in the first quarter of 2009 is as follows:

Millions of euros	Goodwill
Financial position at December 31, 2008	18,323
Additions	26
Other movements	(13)
Translation differences	174
Financial position at March 31, 2009	18,510
Noteworthy is the impact of translation differences on these three headings caused by fluctuations in the exchange rates of currencies of the countries where the Group operates.
7)	TREASURY SHARES

The following transactions were carried out involving treasury shares in the first quarter of 2009 and 2008:

Number of
shares
Treasury shares at December 31, 2008	125,561,011
Acquisitions	22,434,322
Treasury shares at March 31, 2009	147,995,333

Number of
shares
Treasury shares at December 31, 2007	64,471,368
Acquisitions	30,492,100
Disposals	(68,759)
Treasury shares at March 31, 2008	94,894,709
At March 31, 2009 and 2008, the Group held options on 6 and 41 million Telefónica, S.A. shares, respectively.

(8)	FINANCIAL DEBT

In 2009 through the date of this interim financial report, as a part of our refinancing plan to enhance the Group’s flexibility, we issued five-year bonds in an aggregate principal amount of 2,000 million euros, with an annual interest rate of 5.431%, on February 3, 2009.

On February 13, 2009, Telefónica, S.A. signed an agreement with the banks involved in its 6,000 million euros credit facility granted on June 28, 2005 and maturing on June 28, 2011, to extend the maturity of 4,000 million euros of the 6,000 million euros drawn-down in exchange for the payment of additional fees and an upward adjustment in interest rates, as follows: (i) the maturity date for 2,000 million euros outstanding was extended to June 28, 2012 and (ii) the maturity date for the remaining 2,000 million euros outstanding was extended to June 28, 2013.

(9)	INCOME TAX

This interim financial report does not show any material difference in the effective tax rate of 2009 and 2008 first quarter. Both periods are affected by permanent differences which arise mainly from events that produce taxable income not recognized in the interim consolidated income statements.

Related to tax audits, no material liability has been recognized or is expected to be recognized in the future.

(10)	OTHER INFORMATION

Litigation and arbitration
In accordance with the status of the ongoing litigation, the main developments in the first three months of 2009 regarding the litigation reported in Note 21.a) to the consolidated annual financial statements for the year ended December 31, 2008, included in the 2008 20-F, are as follows:

•	Claim at the ICSID

On April 6, 2009, the parties notified the ICSID that they are in advanced negotiations in order to reach an out-of-court settlement.

•	Proceeding initiated by Telefónica O2 Czech Republic, a.s. against the ruling of the Czech Telecommunications Office (CTO) dated December 22, 2003 (Reference nº 27865/2003-603/IV)

Regarding the claim presented by T-Mobile requesting the execution of the ruling of December 22, 2003 entailing an amount of 1,859 million Czech crowns -approximately 57 million euros (in principal and interest)- on April 2009, T-Mobile and Telefonica O2 Czech Republic agreed on a settlement ending the litigation, according to which T-Mobile has agreed to reimburse the amount of 1,053 million Czech crowns originally paid by Telefonica O2 Czech Republic in order to pre-empt the impact of a potential execution and to lift the precautionary embargo on Telefónica O2 Czech Republic’s assets.

Commitments

With respect to the information included in the consolidated financial statements for the year 2008, no additional significant developments have occurred since December 31, 2008.

The contingencies arising from the commitments and litigations were evaluated in the preparation of the interim financial report, as described in the consolidated financial statements for the year ended December 31, 2008, and the provisions recorded with respect to the commitments taken as a whole are not material.

(11)	EVENTS AFTER THE STATEMENT OF FINANCIAL POSITION DATE

The following events affecting the Group took place between the date of the statement of financial position and June 16, 2009:
•	On April 1, 2009, Telefónica Emisiones, S.A.U., a wholly-owned subsidiary of Telefónica, S.A., issued seven-year notes, guaranteed by Telefónica, S.A., in an aggregate principal amount of 1,000 million euros, with an annual interest rate of 5.496%. On June 3, 2009, we increased this initial tranche by a further 500 million euros.

•	On April 14, 2009, Telefónica, S.A. redeemed 50,000 debentures, 10,000 euros nominal value each, registered with the Spanish National Securities Market (Comisión Nacional de Mercado de Valores) on March 16, 1999, through the repayment of 500 million euros.

•	On June 2, 2009, Telefónica Emisiones, S.A.U., a wholly-owned subsidiary of Telefónica, S.A., issued six-year floating rate notes in a private placement, guaranteed by Telefónica, S.A., in an aggregate principal amount of 400 million euros.

•	On May 12, 2009, Telefónica paid an interim dividend from 2009 net income, of a gross amount of 0.50 euros for each Company share issued, in circulation, and carrying entitlement to this dividend as agreed on April 29, 2009 by the Board of Directors of Telefónica, S.A. With this dividend and the one paid on November 2008, the Company has achieved its commitment to distribute a dividend of 1 euro per share prior to the end of the first half of 2009.

INTERIM CONSOLIDATED MANAGEMENT REPORT
TELEFÓNICA GROUP
Consolidated Results
In the current economic context, the sound performance of the Telefónica Group in the first quarter of 2009 reflects the success of the Company’s strategy, focused on capturing the growth potential in expanding businesses while increasing the cash flow generation and leveraging the advantages of the high diversification of the Group’s operations, both by businesses and by geographies.
Revenues declined by 1.4% to 13,703 million euros in the first quarter of 2009, despite the strong performance posted by the businesses at Telefónica Latin America.
By services, it is noteworthy the positive performance of broadband connectivity revenues, both fixed and mobile, together with the high acceptance and growing contribution to revenues of value added services, showing the successful commercial strategy of the Company.
Operating income before depreciation and amortization (OIBDA) reached 5,354 million euros during the first quarter of 2009, mainly due the strong performance of Telefónica Latin America’s OIBDA, which offset the lower OIBDA coming from Telefonica Spain. Information regarding OIBDA, including a reconciliation of OIBDA to operating income, is included subsequently herein.
At the same time, the Company is focusing its commercial strategy on capturing growth in expanding markets. This led to an 11.9% rise in the total number of accesses for the Telefónica Group compared to the first quarter of 2008, to over 261.3 million. The increase was underpinned by the expansion in wireless accesses (+15.4%), broadband (+17.5%) and pay TV (+24.8%) accesses. By region, it is worth highlighting the contribution by Telefónica Latin America, with over 159 million accesses across the region at the end of March (up +15.8% on March 2008).
By type of access, the Telefónica Group’s wireless accesses exceeded 198 million at the end of March 2009, with net adds in the first quarter of around 2.4 million compared to the end of March 2008. The main drivers of the net adds in the first quarter of the year were Brazil (0.7 million), Germany (0.3 million), Mexico (0.2 million) and Argentina (0.2 million).
Retail internet broadband accesses reached close to 12.8 million, a year-on-year increase of 17.5%, driven by the growing adoption of voice, ADSL and pay-TV bundled offers. It is worth highlighting that in Spain over 86% of retail broadband accesses are bundled as part of some kind of dual or triple offers, whilst in Latin America, 51% of broadband accesses are bundled as part of a dual or triple package. In the first quarter net adds were 0.3 million accesses, most of which coming from Brazil.
Pay TV accesses exceeded 2.3 million by the end of March 2009, almost 25% more than a year ago. The Company has pay TV operations up and running in Spain, the Czech Republic, Peru, Chile, Colombia, Brazil and Venezuela.
Revenue fell by 1.4% compared to the first quarter of 2008. However, this was mainly as a result of the negative exchange rate effect, which reduced revenue growth by 4.7 percentage points.
In absolute terms, Telefónica Latin America’s contribution to total Group revenue continued to grow, rising to 39.4% (+2.3 percentage points compared to the same period in 2008), while Telefónica Spain and Telefónica Europe contributed around 36% and 24%, respectively, to revenues.

The Telefónica Group’s operating expenses excluding depreciation and amortization in the first quarter amounted to 8,572 million euros, down 2.3% from the first quarter of 2008. Excluding the impact of exchange rate fluctuations, operating expenses excluding depreciation and amortization increased by 3.2% on a year-on-year basis, mostly as a result of higher expenses at Telefónica Latin America, which were mainly due to higher commercial expenses at Vivo and the higher expenses associated with the new businesses at Telesp, as a result of the Company’s efforts to improve service quality for customers.
At the end of March, supply costs fell by 6.9% year-on-year to 4,013 million euros. Excluding the exchange rate effect, supply costs declined by 0.7%. Cost reductions at Telefónica Spain, mainly explained by lower interconnection expenses and lower handset purchases, more than offset the increase, mainly from interconnection expenses, at Telefónica Europe (principally at Telefonica O2 UK) and Telefónica Latin America.
Personnel expenses rose 0.6% year-on-year to 1,694 million euros. The average headcount during the period was 256,632, an increase of 7,582 employees, mainly due to expansion of the Atento Group workforce. Excluding the Atento Group workforce, the average number of employees in the Telefónica Group was virtually stable year-on-year at 124,901.
External service expenses (2,348 million euros) fell by 1.6% year-on year. Excluding the exchange rate effect, external service expenses increased by 4.0%. This evolution is mainly due to increased expenses at Telefónica Latin America, mostly from higher commissions, customer care expenses and network and systems maintenance in the mobile businesses in Brazil, Venezuela, and Argentina, together with increased customer care expenses at Telesp.
Gains on sales of fixed assets totalled 6 million euros in the first quarter of 2009, mainly from the sale of property in the Czech Republic.
Operating income before depreciation and amortization (OIBDA) remained virtually stable versus the first quarter of 2008 (-0.4% year-on-year). In absolute terms, Telefónica Spain accounted for almost 45% of total Group OIBDA, compared to 38.9% and 16.5% for Telefónica Latin America and Telefónica Europe, respectively.
In the first quarter of 2009 the expanding margins trend observed throughout 2008 continued, reflecting the ongoing focus of the Company on efficiency, with an active management of costs to adapt them to market conditions, and the advantages of greater scale of operations. Telefónica Group’s OIBDA margin, which we calculate as OIBDA as a percentage of revenues, improved by 0.4 percentage points compared to the same period in 2008, to stand at 39.1%.
Depreciation and amortisation in the first quarter totalled 2,164 million euros, down 5.0% year-on-year.
In the first quarter, operating income was 3,190 million euros, an increase of 2.9% in reported terms.
Profit from associated companies was 5 million euros for the period January-March 2009. Profit from the Company’s stake in Portugal Telecom was partially offset by the losses from the Telefónica Group’s shareholdings in Lycos Europe and Telco SpA.
Net financial expenses for the three months ended March 31, 2009 amounted to 731 million euros, down 4.7% compared to the same period of 2008, mainly due to:

▪      A decrease of the average cost of the Group’s debt to 5.95% which resulted in a lower expense of 70 million euros, due to lower interest rates in 2009.
▪      A decrease of 7.3% in the principal amount of average debt, which generated savings of 48 million euros.
▪      Changes in the actual value of commitments derived mainly from the pre-retirement plans and other positions equally accounted at market value have generated an increase in expenses of 27 million euros in comparison with the same period of the previous year.
▪      Changes in foreign exchange gains and losses for the three months ended March 31, 2009 with respect to the same period in 2008 increased 55 million euros.
Free cash flow generated by the Telefónica Group in the first quarter of 2009 amounted to 1,299 million euros, of which 290 million euros were assigned to Telefónica’s share buyback program, 226 million euros to commitment cancellations derived mainly from the pre-retirements plans and 58 million euros to financial and Real Estate net divestments. As a result, net financial debt decreased by 726 million euros. On the other hand, net debt increased by an additional 249 million euros because of the foreign exchange impact, changes in the consolidation perimeter and other effects on financial accounts. All this has led to a decrease of 477 million euros with respect to the net financial debt at the end of 2008 (42,733 million euros), leaving the net financial debt of the Telefónica Group at March 2009 at 42,256 million euros.
The Group’s leverage ratio, which we calculate as net debt over OIBDA, stood at 1.9 times at the end of March 2009, primarily as a result of the previously described reduction in net financial debt.
During the first quarter of 2009, the financing activity of the Telefónica Group, excluding short term Commercial Paper Programmes activity which rose to above 7,350 million euros, mainly focused on Telefónica, S.A. debt refinancing. To highlight the Euro bond issuances for an amount of 2,000 million in January and 1,000 million in March, resulting in Group’s cash balance exceeding gross maturities for the remainder of 2009 and re-financing almost entirely debt maturities for 2009 outside of Latin America.
In addition, a 4,000 million euros extension on a syndicated facility maturing in 2011 was successfully signed, moving 2,000 million euros to 2012 and the remaining 2,000 million euros to 2013, adjusting 2011 maturities to levels more in line with projected cash flow generation figures.
Telefónica S.A. and its holding companies have remained active in these first months of 2009 under their various Commercial Paper Programmes (Domestic and European), for an outstanding balance of 1,521 million euros, maintaining spreads over reference rates.
Regarding Latin America, our subsidiaries have tapped the capital markets during the first three months of 2009 for an amount above 350 million equivalent euros, mainly renewing existing debt or re-financing maturities until year end.
As of March 31, 2009, as a result of recent bond public capital markets transactions, bonds and debentures continue increasing their weight on the consolidated financial debt breakdown to 58%, with debt with financial institutions representing 42%.
The solid financial position of the Group has resulted in a change in Telefónica, S.A.’s ratings outlook, from stable to positive, affirming the long-term Baa1 ratings by Moody’s last February 17th 2009, following the upgrades performed by Fitch, S&P’s and JCR to A or A- the end of 2008.

Income taxes at the end of the first quarter of 2009 totalled 744 million euros, implying an effective tax rate of 30.2%. There were no extraordinary transactions during the period.
Profit attributable to minority interests fell by 46.1% year-on-year, reducing net profit for the three months ended March 31, 2009 by 31 million euros. Most of the profit attributable to minority interests relates to shareholdings in Telesp, Telefónica O2 Czech Republic and Telefónica Telecom, while the year-on-year decline is mainly attributable to lower minority interests in Vivo and in Telefónica Chile, following the takeover bid launched on minority shareholders, and to increased losses at Telefónica Telecom.
Consolidated net income for the first quarter of 2009 amounted to 1,690 million euros, 9.8% higher than for the first quarter of 2008.
Basic earnings per share for the quarter stood at 0.37 euros, representing year-on-year growth of 12.9%.
As previously mentioned, in the current context, the Company’s strategy is focused on growing the businesses and the cash flow generation. In this scenario, the active management of operating expenses and capital expenditures, together with leverage on the benefits from scale economies are key levers to the Group’s strategy.
It is noteworthy that around 45%-50% of the Company’s total operating expenses can be considered to be variable as they relate mostly to interconnection and commercial expenses (handset subsidies, dealers commissions and advertising), and could therefore be managed in the short term to respond to changes in demand. As a result, in a context of revenue pressure in those markets being more negatively impacted by the current economic climate, the Company’s cost base structure gives it the flexibility to adapt its operating costs. Furthermore, as part of the transformation process required to respond to the new trading environment in some markets, the Company has launched a range of initiatives in different areas (technology, IT, procurements, commercial) which it expects to generate savings in the short and medium-term.
Regarding investment, around 75% of total capital expenditures planned for 2009 relate to business transformation and growth projects which we believe could be managed and adapted to respond to changes in demand, competitive pressures and the macroeconomic climate. Many of these initiatives are designed to accelerate the transformation of the Company’s operational model, and this is expected to increase capital expenditures efficiency and enable the Company to benefit from economies of scale and from the integrated management model it is always implementing.
After the capital expenditures/revenue ratio peaked at 14.5% in 2008, the Company has announced a capital expenditures target of less than 7,500 million euros at 2008 constant exchange rates for 2009, excluding expenditures relating to its real estate efficiency program and Telefonica Spain’s acquisition of additional spectrum (versus 8,401 million euros in 2008) with capital expenditures cuts in all the regions of operations and prioritisation of investment projects in growth businesses, mainly those related to cover the demand on broadband services, both fixed and mobile.
At the end of the first quarter of 2009, total capital expenditures committed for 2009 represents around 30% of the capital expenditures target for the year, reflecting the Company’s ability to adapt its investment to the evolution of the markets where it is present.

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Spain
In the current macroeconomic climate, in the first quarter of 2009 the Company’s strategy focused on maximising cash flow generation and safeguarding its highest value customers.
Telefónica Spain had operating cash flow, which we calculate as OIBDA less capital expenditures and refer to as OIBDA-CapEx herein, of 2,068 million euros in the first quarter of 2009, down 3.1% from the prior period.
By the end of March, Telefónica Spain managed a total of 47.2 million accesses, with highlights being the greater number of retail broadband Internet accesses, which grew by 9.4% to 5.3 million, and growth in the wireless customer base to 23.6 million (+2.6% year-on-year), pushed up by the greater adoption of mobile data flat rates (2x versus March 31, 2008).
A total of 75.3 million euros of revenue were booked in the first quarter of 2009 associated with the recognition of the Universal Service Obligation at Telefónica Spain Wireline Business for the 2006 fiscal year. This had a positive impact of 21.7 million euros on OIBDA.
Revenues amounted to 4,913 million euros in the quarter, a year-on-year fall of 4.2%, mainly reflecting the slowdown in the market as a whole, the stiff competition and lower consumption of voice services from customers. However, it is noteworthy the increased revenues from IT services and Data services in the wireline business (+24.5% and 3.6% year-on-year respectively), and there was also a significant rise in wireless data connectivity revenues (+50.4% compared to 2008). Excluding revenues associated with the recognition of the Universal Service Obligation, revenues would have declined by 5.7%.
Operating income before depreciation and amortisation (OIBDA) declined to 2,402 million euros (-7.5% year-on-year) with the OIBDA margin remaining at 48.9%.
Capital expenditures amounted to 334 million euros in the first quarter of 2009, falling 28.0% year-on-year. This decline shows the Company’s ability to adapt to demand fluctuations while prioritizing investments in strongly growing business areas such as mobile broadband.
WIRELINE BUSINESS
The performance of the wireline telephony access market in Spain in the first three months of the year reflects the impact of the current economic situation with an estimated year-on-year decline of 0.3% in terms of wireline accesses.
Within a backdrop of loops being further unbundled and market size shrinking, the Company’s wireline telephony accesses posted a net loss of 321,341 accesses in the first quarter of 2009, to a level above 15.0 million at the end of March 2009 (-5.3% year-on-year). Estimated wireline telephony access market share stood at around 76%. As regards telephony access decline, two items are to be highlighted: i) 53% of the accesses loss is related to different wholesale accesses available upon Regulation, and as wholesale accesses they generate revenues for the Company; ii) ARPU of accesses lost is in general lower than the average ARPU of the remaining Company’s accesses.
The number of pre-selected lines continued to decline, dropping 79,885 in the first quarter of 2009 to fewer than 1.4 million lines at the end of March.
The wireline broadband Internet access market continued to slow, partly affected by the strong growth recorded by mobile broadband, with a total of 9.4 million wireline broadband accesses, 10.0% higher than in March 2008. Telefónica maintained its leadership position with an estimated market share over 56% following a net gain of 45,363 accesses in the quarter to close to 5.3 million in total (+9.4% versus March 2008).
Wholesale broadband accesses (wholesale ADSL and unbundled loops) posted a net gain of 119,326 accesses in January-March 2009, boosted by 137,290 net loops unbundled in the quarter,

to surpass 1.8 million and reach 19% share of the Spanish broadband market. Unbundled local loop net adds came from both, market growth and migrations from wholesale ADSL accesses, with wholesale ADSL accesses declining by 17,964 in the quarter to 405,800 (-15.5% from March 2008). Almost 32% of the unbundled loops are shared access loops, with the remaining 68% fully unbundled loops (including over 303,000 naked shared access loops). There was an increase of 154,786 fully unbundled loops in the quarter, of which 28% were naked shared access loops, whilst shared access loops declined by 17,496 in the quarter.
Telefónica’s share of the pay TV market remained steady at an estimated 14% at the end of March 2009, with the number of Pay TV customers declining by 7,675 to a total of 604,819 (+9.2% year-on-year).
The total number of Duo and Trio bundles stood at 4.6 million units. This means that more than 86% of the Company’s retail broadband accesses form part of a double or triple offer bundle.
Revenues in the quarter ending March 31, 2009 were practically flat versus the same period last year at 3,062 million euros (-0.5%). In the quarter, 75.3 million euros were recorded in recognition of the Universal Service Obligation for 2006 under Traditional access revenues. By items:
•	Traditional access revenues grew by 5.4% year-on-year in the quarter, positively affected by the recognition of the Universal Service Obligation.

•	Voice service revenues fell by 8.4% in the quarter as a result of lower fixed-to-mobile and international traffic consumption and the growing contribution from traffic under flat-rate plans.

•	Internet and broadband revenues fell by 0.4% in the quarter.
o	Retail broadband service revenues grew by 1.3% in the quarter as a result of slower growth in the total number of accesses.

o	The performance of wholesale broadband revenues (-2.2% in the quarter) reflects the impact of the 20% reduction in monthly fee for fully unbundled loops since December 2008, which has not been offset by growth in the number of unbundled loops.
•	Data service revenues rose 3.6% year-on-year to 300 million euros.

•	IT service revenues totalled 114 million euros in the quarter, up 24.5% year-on-year.
Operating expenses excluding depreciation and amortization totalled 1,641 million euros in the quarter, up 1.6%. Other key points include: i) external service expenses increased by 0.8% to 322 million euros; ii) personnel expenses rose 1.9% to 529 million euros; iii) these effects were offset by the 5.3% reduction in supply costs to 684 million euros, resulting from lower interconnection costs associated with lower fixed-to-mobile traffic and the reduction in mobile termination rates.
Operating income before depreciation and amortisation (OIBDA) in the first quarter of 2009 stood at 1,463 million euros. OIBDA was down 6.1% year-on-year in the first quarter of 2009, while OIBDA margin fell to 47.8% from 50.6% in the first quarter of 2008. This performance reflects the changes in revenues and expenses mentioned above, lower real estate capital gains (0.4 million euros in January-March 2009 compared to 67 million euros in the same period in 2008), the positive impact of bad debt recovery amounting to 17 million euros in the first quarter of 2008, and the recognition of the Universal Service Obligation to the amount of 45.6 million euros in the first quarter of 2009.

WIRELESS BUSINESS
The Spanish wireless market totalled 53.9 million lines at the end of March 2009, a 5.1% year-on-year growth and with an estimated penetration rate of 118%, an increase of almost 6 percentage points compared to March 2008.
In the current economic climate and given the characteristics of the Spanish market (highly mature with maintenance in competitive pressure), the Company is focusing its commercial activity on maintaining its market leadership in revenue terms (with a positive differential between its share of revenue and its share of customers estimated between 4 and 5 percentage points, an improvement on the first quarter of 2008).
At the end of March 2009, Telefónica Spain’s wireless business handled over 23.6 million wireless lines, up 2.6% year-on-year, driven mainly by growth in the number of contract customers (+4.3% compared to March 2008), which represents 61.6% of the total (1.0 percentage points higher than at the end of March last year). Net adds in the year’s first quarter totalled 9,836 lines.
Blended churn was 1.9% in the quarter, almost flat compared to the first quarter of 2008 (+0.04 percentage points). Churn is calculated as the ratio between the number of disconnection of accesses over the average number of accesses in a period of time, and blended churn includes both contract and pre-pay accesses. The contract segment posted a lower level of churn (1.4% in the first quarter of 2009), an increase on the first quarter of 2008, mainly due to the rise in disconnections among SMEs and businesses. On the other hand, prepay churn registered a better evolution on a yearly basis.
In terms of usage, traffic carried in the first three months of the year was 10,038 million minutes, 3.6% lower year-on-year, reflecting customers’ growing control of their expenses, especially for voice services, in the current climate.
Voice ARPU was 22.3 euros in the first quarter of 2009, down significantly (12.3%) from the same quarter of 2008, affected by the lower usage rate and the drop in interconnection tariffs implemented in April and October 2008 (-17.4%).
Data ARPU grew by 4.0% compared to the same period in 2008 to 5.3 euros, representing 19.2% of total ARPU (+2.5 percentage points year-on-year). The positive performance of wireless data revenues (+7.0% compared to the first quarter of 2008) was mainly driven by growth in connectivity revenues (+50.4% year-on-year) supported by strong growth in flat-rate data plans (over one million flat-rate plans at the end of March 2009) and higher content revenues (+3.9% compared to the first quarter of 2008). The number of 3G handsets held by customers totalled 6.9 million at the end of March 2009, 1.6 times those of March 2008.
Total ARPU was 27.6 euros for the first quarter of 2009, down 9.5% year-on-year.
Revenues in the first quarter of the year totalled 2,172 million euros, 9.4% down on the same period in 2008, mainly as a result of lower handset, interconnection and customer revenues. By item:
•	Service revenues fell by 7.3% year-on-year:
o	Customer revenues fell 4.9% year-on-year to 1,608 million euros, as a result of the change in customer usage patterns compared to the first quarter of the previous year, and lower roaming out revenues.

▪	Interconnection revenues fell 17.4% year-on-year in the first quarter as a result of lower interconnection prices (-17.4% in April and October 2008), which were not offset by increases in traffic.

▪	Roaming in revenues fell by 32.3% in the first three months of the year as a result of the ongoing decline in wholesale roaming prices and lower traffic from visiting users on our network.
o	Revenues from handset sales were 251 million euros, with a year-on-year decrease of 22.8%, as a result of lower commercial activity and different phasing of handset shipments to the channel.
Operating expenses excluding depreciation and amortization saw a year-on-year decline of 9.4% to 1,241 million euros in the first quarter of 2009, despite the recognition of 23.9 million euros in relation to the Universal Service Obligation for the 2006 fiscal year. This was due to lower handset sales, the drop in commercial costs given the lower levels of activity and the various cost reduction measures taken to adapt to the current economic situation. The ratio of commercial efforts to service revenues fell by approximately 1 percentage point year-on-year.
In the first quarter of 2009, operating income before depreciation and amortisation (OIBDA) was 945 million euros. OIBDA declined by 9.9% year-on-year, with an OIBDA margin of 43.5%, virtually in line with the first quarter of 2008.
TELEFÓNICA SPAIN: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2008				2009
	Q1	Q2	Q3	Q4	Q1	% Chg y-o-y

Traffic (Million minutes)	10,408	10,991	11,441	10,727	10,038	(3.6)
ARPU (EUR)	30.5	30.8	30.9	29.5	27.6	(9.5)
Pre-pay	14.6	14.5	15.4	13.8	12.5	(14.2)
Contract	41.0	41.1	40.6	39.3	36.9	(10.0)
Data ARPU (EUR)	5.1	5.0	5.3	5.5	5.3	4.0
%non-P2P SMS over data revenues	52.7%	53.6%	54.8%	55.5%	59.4%	6.8	p.p.

Notes:
- ARPU calculated for the quarter as dividing total service revenue (excluding inbound roaming revenue) from sales to customers for the three months in the relevant quarter by the weighted average number of customers for such quarter, and then divided by three months.
- Traffic is defined as minutes used by the Company’s customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated with the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume is not rounded.

Telefónica Latin America
Once again Telefónica Latin America ended the quarter with a solid set of commercial and financial results amid a slight slowdown in the commercial activity in the region’s telecommunications market. This was mainly due to seasonality effects after the Christmas campaign and, to a lesser extent, the economic downturn in Mexico and Central America. Overall, however, the region remains buoyant compared with other geographical areas more severely affected by the international financial crisis.
Against this backdrop, Telefónica Latin America continued to develop its strategy based on capturing the growth of the wireless market and managing the transformation of its wireline telephony businesses, increasing the weighting of Internet, Broadband and pay TV services while enhancing operating efficiency to maximise profitability.
In this regard, the positive evolution of revenues in the quarter, which reached 5,403 million euros, and cost control measures resulted in operating income before depreciation and amortisation (OIBDA) of 2,081 million euros.
Operating cash flow (OIBDA-CapEx) was 1,606 million euros for the first quarter of 2009, compared with 1,419 million euros for the first quarter of 2008, despite higher capital expenditures in the wireless business, primarily in Brazil, Mexico and Venezuela.
From an operating standpoint, Telefónica Latin America managed 159.5 million accesses at the end of March 2009, up 15.8% year-on-year and primarily underpinned by the wireless business and growth in broadband and pay TV accesses.
In wireless telephony, estimated penetration in the region stood at 83%, 12 percentage points higher than in March 2008. Telefónica Latin America had a total of 124.7 million mobile accesses at March 31, 2009 a strong year-on-year increase of 20.2%, with solid growth in its wireless operations in Brazil, Mexico, Peru, Argentina, Chile and Venezuela. Net adds during the quarter stood at 1.3 million, underpinned by the strong performance of churn, which stood at 2.6% in the quarter (-0.2 percentage points year-on-year) against a backdrop of lower gross adds (-6.2% year-on-year).
In addition to the significant increase in wireless accesses, the strategy to encourage customer usage was reflected in the 17.7% year-on-year rise in outgoing traffic, leading to 16.6% year-on-year growth in traffic in the first quarter.
In the wireline business, as a result of the transformation process of the operations, the contribution of growth businesses (broadband, pay TV and data) rose, boosted by the increase in bundled products and an improved portfolio of services, putting the customer base at 34.8 million accesses at March 31, 2009, up 2.4% year-on-year. A total of 51% of broadband accesses have bundled packages (2P/3P), up 14 percentage points versus March 2008. Moreover including local packages and control usage bundles, over 60% of wireline accesses are part of a bundle (up 5 percentage points from March 31, 2008). By service:
•	Wireline accesses remained virtually unchanged versus March 2008 at 25.5 million (-0.3% year-on-year).
•	In Broadband the Company continued to achieve significant growth in its customer base (+18.6% year-on-year to 6.2 million accesses) after reporting net adds of 142,000 accesses in the quarter. This increase was achieved thanks to sustained growth in Brazil (+22.7% year-on-year) and in Argentina (+24.9% year-on-year) and the ongoing expansion of the service in Colombia, where the customer base increased by 74.6% year-on-year to 416,000 accesses.

•	In the pay TV business, Telefónica Latin America now has over 1.6 million customers (+30.2% year-on-year) after capturing 74,500 accesses in the first quarter of 2009.
Revenues increased 4.8% versus the first quarter of 2008 (exchange rate fluctuations detracted 5.3 percentage points from revenue growth). By country, Brazil remained the main growth driver, accounting for 35.1% of Telefónica Latin America’s first quarter revenues in current euros, followed by Venezuela (16.3%) and Argentina (12.8%).
The increased scale of the business and implementation of a range of cost reduction programmes were reflected in operating expenses excluding depreciation and amortization, which rose 2.3%. Operating income before depreciation and amortization (OIBDA) increased by 10.9% in current euros, outpacing revenue growth (exchange rates detracted 4.2 percentage points from OIBDA growth), leading to a 2.1 percentage points increase in the OIBDA margin to 38.5%.
Brazil was the largest contributor, accounting for 33.7% of OIBDA at Telefónica Latin America. The performance of Venezuela and Argentina was also noteworthy. The contribution of these markets increased to 22.2% and 12.1% of the OIBDA in the region respectively.
Capital expenditures in the first quarter of 2009 amounted to 475 million euros, up 3.6% versus the first quarter of 2008.
BRAZIL
The Brazilian telecommunications sector remained buoyant in the first quarter of 2009, with significant growth in both broadband and wireless telephony, and leaving scope for increased penetration.
Telefónica managed 61.4 million accesses in Brazil at the end of March, year-on-year growth of 22.9%. The significant growth in the wireless, broadband and pay TV segments underpinned this strong performance. Vivo continued to lead the market with high growth in its customer base, which now exceeds 45.6 million accesses (+33.0% year-on-year), while Telesp has 2.7 million broadband customers and over half a million pay TV accesses.
Telefónica once again reported robust financial results in Brazil. First quarter revenues stood at 1,898 million euros, up 7.8% in local currency, underpinned by sustained revenue growth at Vivo, while the wireline business also recorded positive growth rates.
Operating income before depreciation and amortisation (OIBDA) advanced 4.4% in local currency to 700 million euros, putting the OIBDA margin at 36.9% (38.1% in the first quarter of 2008). It is noteworthy that Vivo maintained its margin in a highly competitive environment, though this performance could not offset the growth of lower margin businesses at Telesp associated with new services and mobile originated traffic revenues.
Capital expenditures grew 30.8% year-on-year in local currency to 221 million euros, mainly due to increased investment by Vivo, which completed several network projects started at the end of 2008 (mainly the start-up of operations in the Northeast of Brazil and the expansion of wireless broadband capacity), and investments to meet quality targets imposed by the telecom regulator Anatel.
As a result, operating cash flow (OIBDA-CapEx) amounted to 479 million euros, down 4.4% in local currency versus the first quarter of 2008.

VIVO
Wireless accesses in the Brazilian market topped 153 million at the end of March, an increase of over 3 million in the first quarter. The market continues to achieve significant growth rates, with a penetration rate of 80.5% (up almost 15 percentage points versus March 2008).
Competition remained intense in the quarter as the commercial approach for the Christmas season was maintained, with aggressive offers from all operators. Against this backdrop, Vivo sustained its commercial drive, with a particular focus on the wireless broadband business. As a result Vivo’s market share held at around 30% in terms of accesses.
Vivo continues to push customer loyalty and retention programmes. This was reflected in churn at 2.4% for the quarter.
As a result, at March 31, 2009 Vivo had 45.6 million accesses, after reporting 696,420 net adds in the quarter. Particularly noteworthy is the Company’s focus on new technologies. As a result, GSM+3G customers now represent 73% of Vivo’s total customer base. With regard to customer mix, the contract segment accounts for 19.3% of total accesses thanks to the Company’s policy of actively unlocking value in the customer base.
With regard to traffic, Vivo’s networks managed 10,344 million minutes in the first quarter. The growth is largely due to the performance of on-net traffic, which increased by over 46% from January-March 2008.
ARPU fell in the first quarter, mainly due to the decline in incoming ARPU. This was affected by wireless operators’ promotion of on-net traffic. As a result, outgoing ARPU fell by a smaller amount.
Year-on-year growth rates remained high at the wireless data business, underpinned by the increase in SMS, largely due to the spread of GSM technology, as well as in connectivity and content revenues. For the three months ended March 31, 2009 data revenues accounted for 11.0% of Vivo’s service revenues. Vivo enjoyed significant success in increasing wireless broadband uptake through enhanced commercial offerings.
As a result of its strong operating performance, Vivo reported first quarter revenues of 676 million euros, an increase of 21.6% in local currency. This was based on sustained service revenue growth, underpinned by the strength of outgoing voice and data revenues, which largely offset the modest increase in incoming revenues.
Despite the fierce competition, which led the Company to maintain its commercial drive, operating income before depreciation and amortisation (OIBDA) totalled 203 million euros, 23.6% higher year-on-year in local currency versus the first quarter of 2008, an increase in line with the increase in revenues and which allowed the Company to keep the OIBDA margin at 30.0%.
First quarter capital expenditures stood at 87 million euros, and included the completion of network projects started at the end of 2008, along with investments to meet quality targets set by the regulator Anatel. As a result, operating cash flow (OIBDA-CapEx) was 116 million euros.
TELESP
Telesp continued to focus on its bundling and segmentation strategy in the first quarter, fostering in the first months of 2009 flat local rates and Duo and Trio bundles with high-speed broadband connections. At the end of the quarter over 57% of Telesp’s wireline and 29% of broadband accesses had bundled offers.

Thanks to this strategy, the Company is succeeding in capturing the growth of the broadband and pay TV markets, offsetting the fall in traditional accesses (-3.0%), which have been affected by the enactment of the new call centre law since the end of 2008. As a result, Telesp ended the first quarter with 15.7 million accesses (+0.7% year-on-year). Broadband accesses grew 22.7% year-on-year, virtually in line with the increase recorded in 2008, to 2.7 million at the end of March, with net adds of 101,500 customers in the quarter (+3.5% year-on-year). Pay TV accesses grew 77.9% year-on-year to over half a million customers.
First quarter revenues totalled 1,323 million euros, a year-on-year increase of 2.2% in local currency. The slowdown in growth versus 2008 was largely due to lower wireline telephony revenues (-3.3% in local currency), which were affected by the reduction in fixed telephony accesses (-2.9% in average), lower traffic, largely impacted by the fixed to mobile substitution effect and the slowdown affecting the wireless traffic business (SMP), which, nevertheless, grew in line with the mobile market. However, this was amply offset by the growth in revenues from new businesses. Internet, pay TV and content revenues now account for 14.5% of revenues (+2.7 percentage points year-on-year), having increased 26.0% year-on-year in local currency thanks to growth in broadband (+20.7% year-on-year in local currency) and pay TV revenues (which doubled compared with the first quarter of 2008). Also noteworthy was the positive performance of data, IT and capacity rental revenues, which advanced 24.9% year-on-year in local currency, virtually in line with the increase reported in 2008.
First quarter operating expenses excluding depreciation and amortization advanced 6.1% year-on-year in local currency, largely due to costs associated with new businesses and interconnection costs, given the increase in wireless traffic (SMP). Telesp also recorded higher commercial costs, related with customer service (impacted by the new call centre law) and equipment maintenance costs, reflecting the growth in broadband and pay TV accesses, and the operator’s efforts to improve the quality of customer care. Nonetheless, Telesp is still striving to improve efficiency and has implemented a number of plans to optimise resources and improve processes. Also, and thanks to progress made in improving credit scoring and the collection process, its bad debt provision remains in the levels of the first quarter of 2008 (3.3% of revenues).
Operating income before depreciation and amortisation (OIBDA) decreased 1.8% year-on-year in local currency to 498 million euros, leaving the OIBDA margin at 37.6%, 1.5 percentage points lower than in the same period of 2008, affected by the larger weighting of new businesses with lower margin.
Capital expenditures in the first quarter totalled 134 million euros (up 5.1% year-on-year in local currency), mainly driven by broadband and TV, while operating cash flow (OIBDA-CapEx) amounted to 363 million euros (down 4.1% year-on-year in local currency).
ARGENTINA
Argentina’s telecoms market showed a high dynamism in the first quarter of 2009, posting significant revenue growth, underpinned by improved usage ratios and higher customer numbers.
In this context, Telefónica’s customer base increased 6.5% year-on-year to 20.9 million, with significant year-on-year growth in wireless accesses (+9.1% to 15.0 million) and broadband (+24.9% to over 1.1 million).
The Company is achieving solid results with its drive to unlock value in the customer base. This led to significant growth at the wireless business, where the community effect is being leveraged to promote on-net traffic. At the wireline business the Company is fostering bundles penetration, with 49% of customers now having bundled services and 63% of broadband accesses having a Duo offering.

The robust operating momentum generated a solid set of financial results. Revenues increased 20.6% year-on-year in local currency to 690 million euros in the first quarter of 2009, in line with the trend seen in the last quarter of 2008.
At the same time the Company is successfully managing operating costs, with revenue growth feeding into OIBDA. As a result, OIBDA stood at 251 million euros in the first quarter, up 30.8% year-on-year in local currency and outstripping revenue growth by 10.1 percentage points. The OIBDA margin stood at 35.4% (+3.0 percentage points versus the same period in 2008).
Operating cash flow (OIBDA-CapEx) increased 47.9% year-on-year in local currency to 205 million euros thanks to the increase in OIBDA and decreased in capital expenditures (-14.2% year-on-year in local currency to 46 million euros).
TELEFÓNICA MÓVILES ARGENTINA
The estimated penetration rate of the Argentine wireless market stood at 112% at the end of March 2009, 12 percentage points higher than a year earlier. Sector revenues grew sharply overall, also underpinned by higher usage ratios.
Telefónica managed a total of 15.0 million wireless accesses at the end of March 2009, up 9.1% year-on-year. Net adds totalled 172,794 in the first quarter of 2009, 38.1% more than a year earlier, on a sharp improvement in churn (-0.9 percentage points versus the first quarter of 2008) to 1.9%.
Traffic in the first quarter stood at 3,485 million minutes (+29.8% versus the first quarter of 2008) thanks to healthy growth in outgoing minutes (+36.9% year-on-year), boosted by on-net traffic, which advanced 68.4%.
ARPU increased 14.7% in the first quarter in local currency leveraging the strong growth in usage and wireless data business, in line with rates seen in the last quarters of 2008.
First quarter data revenues accounted for 27.7% of service revenues, up 36.1% year-on-year in local currency, with the connectivity and non-SMS data businesses performing especially well. In the first quarter the Company began to market its wireless broadband services more actively.
Revenues totalled 432 million euros, a year-on-year increase of 21.4% in local currency, driven by outgoing revenues (+29.6% versus the first quarter of 2008). This positive performance and improved efficiency ratios underpinned a 45.7% year-on-year rise in operating income before depreciation and amortisation (OIBDA) to 145 million euros. The OIBDA margin stood at 33.4%, showing a significant advance of 5.6 percentage points versus the first quarter of 2008.
Operating cash flow (OIBDA-CapEx) amounted to 130 million euros in the quarter, up 48.8% year-on-year in local currency despite increased investment in the period (15 million euros; +23.2% year-on-year in local currency).
TELEFÓNICA DE ARGENTINA
Telefónica de Argentina ended March 2009 with 5.9 million accesses, up 0.4% year-on-year. This rise was driven by the broadband business, where accesses grew by 24.9% year-on-year to over 1.1 million. Net broadband adds totalled 24,038 in the period thanks to improved churn and the ongoing commercial drive. Wireline accesses fell 1.5% year-on-year, affected by the loss of fixed wireless lines.
The commercial performance of the broadband service was underpinned by the bundling strategy and improved service quality. 74% of gross adds in the quarter include a Duo package, with 63% of broadband accesses bundled as part of such a package. Also, the higher speeds made available at the end of 2008 are increasing customer loyalty as the Company now provides a differentiated offering in the market.
Revenues totalled 281 million euros, up 17.4% year-on-year in local currency. The bundling strategy is the cornerstone of revenue growth, leading to an increase in the unit value of the customer base. Growth rates picked up compared to 2008, with Internet, TV and content revenue advancing an impressive 50.4% year-on-year in local currency in the first quarter. These now account for 19.8% of total revenues. Solid growth was also posted in traditional wireline revenues, which advanced 8.2% year-on-year in local currency.
The overall increase in prices had virtually the same impact on all operating expense items, which rose 19.3% in local currency in the first quarter. Bad debt provisions totalled 1.7% of revenues, 0.2 percentage points higher than in the first quarter of 2008.
As a result, Telefónica de Argentina’s operating income before depreciation and amortisation (OIBDA) increased 14.3% year-on-year in local currency to 106 million euros, resulting in an OIBDA margin of 33.6%.
First quarter capital expenditures fell 25.0% in local currency to 31 million euros, permitting a sharp 45.3% increase in operating cash flow (OIBDA-CapEx) in local currency to 76 million euros.
CHILE
Chile has one of the highest penetration rates for telecommunications services in Latin America. Against this backdrop, the Company is focused on increasing unit customer value and optimising efficiency.
At the end of March 2009 Telefónica managed 10.1 million accesses in Chile, up 6.3% year-on-year, thanks to sustained growth in the wireless customer base and a slight increase in wireline accesses, which were affected by the seasonality inherent to the summer period. The Company has 2.1 million wireline telephony accesses, 713,000 broadband accesses and 7.0 million wireless accesses.
Revenues advanced 1.9% in local currency to 452 million euros in the first quarter of 2009, impacted by the slowdown of the market and the application of the Tariff Decree from 23 January, which entails a 44.6% reduction in mobile termination rates.
Growth in operating income before depreciation and amortisation (OIBDA) outpaced revenue growth in the first quarter, climbing 4.1% in local currency to 174 million euros. The OIBDA margin grew 0.8 percentage points year-on-year to 38.4% thanks to the increase in the wireless business.
Capital expenditures in the first quarter totalled 65 million euros, 11.8% down in local currency versus the same period in 2008, thanks to investment carried out in previous years, which allowed reduced investment in 2009 while service quality standards remain high. This underlines the Company’s commitment to cash generation, with operating cash flow (OIBDA-CapEx) in the first quarter rising 16.7% year-on-year in local currency to 109 million euros.
TELEFÓNICA MÓVILES CHILE
At the end of March 2009 the estimated penetration rate of the Chilean wireless market exceeded 98%, 6 percentage points higher than in March 2008.

Telefónica Móviles Chile has cemented its leadership position in terms both of revenues and customer base. Accesses increased by 8.6% year-on-year to 7.0 million at the end of March, of which 98% use GSM technology.
The Company reported net adds of 111,000 accesses in the first quarter, reflecting the slowdown in the market due mainly to lower gross adds (-13.5% year-on-year). Churn performance remained positive and stood at 1.7% in the first quarter of the year, 0.3 percentage points lower than in the same period of 2008, despite the shutdown of the TDMA network at the end of February.
Regarding traffic levels, the Company managed 2,537 million minutes in the first quarter of 2009, 10.6% more than in the same period in 2008, thanks to the 14.1% year-on-year rise in outgoing traffic driven by on-net traffic (+18.0% year-on-year).
ARPU in the first quarter fell 7.5% year-on-year in local currency, affected by the application of the new Tariff Decree in January. This entails a 44.6% reduction in mobile termination rates, that led to a 17.1% year-on-year decrease in incoming revenues in local currency in the first quarter. The Company is focused on increasing customer value and is implementing policies to stimulate usage. Particularly noteworthy are the adjustment of the offering for hybrid propositions and the commercial drive centred on the contract segment, with a particular focus on wireless broadband and 3G voice services.
Wireless data revenues rose further, climbing 43.1% in the first quarter in local currency (higher than the 37.8% increase reported for 2008). As a result they now account for 11.4% of the Company’s service revenues (+3.3 percentage points year-on-year).
First quarter revenues totalled 248 million euros, a year-on-year increase of 3.3% in local currency. Outgoing service revenue growth remained strong in the first quarter, rising 7.7% versus the first quarter of 2008 in local currency, slightly higher than the increase reported in the final quarter of 2008.
Operating income before depreciation and amortisation (OIBDA) advanced 10.3% in local currency thanks to efficiency improvements to reach 97 million euros in the first quarter of 2009, leaving an OIBDA margin of 39.0%, 2.5 percentage points higher than at the end of March 2008.
Operating cash flow (OIBDA-CapEx) grew 19.4% year-on-year in local currency to 58 million euros, reflecting the strong OIBDA performance and lower capital expenditures, which stood at 39 million euros (-0.9% in local currency).
TELEFÓNICA CHILE
At the end of March 2009 Telefónica Chile had 3.1 million accesses, 1.3% higher than the figure reported 12 months earlier. Telefónica achieved 10.0% year-on-year growth in broadband accesses to 713,000, with a stable market share, although a loss of almost 4,000 accesses was recorded in the first quarter, largely due to the slowdown in the market growth and to the traditionally lower commercial activity in the first quarter of the year for seasonal reasons. The number of pay TV accesses advanced 13.4% versus March 31, 2008 to almost 263,000.
As a result, Telefónica further cemented its position as market leader thanks to its service bundling strategy. A total of 96% of broadband accesses have a bundled product (2P/3P), while 64% of wireline accesses are bundled.
Telefónica Chile’s first quarter revenues fell 1.0% year-on-year in local currency to 222 million euros due to the abovementioned cut in mobile termination rates, which has been translated to fixed to mobile call rates. As a result, wireline telephony revenues dropped 8.2% in local currency, also affected by the fall in wireline accesses (-2.4%) and the decrease in traffic. Noteworthy was the strong performance of Internet, TV and content revenues, which grew 14.3% in local currency and now account for 24.7% of total revenues (+3.3 percentage points versus January-March 2008).
The Company aims to keep a tight rein on costs and strives constantly to improve efficiency. Operating expenses excluding depreciation and amortization remained virtually unchanged from March 2008 (-0.9% year-on-year in local currency) due to the fall in mobile termination rates and lower external service expenses. Bad debt provisions stood at 5.0% of revenues in the first quarter of 2009.
Operating income before depreciation and amortisation (OIBDA) fell 3.1% year-on-year in local currency to 77 million euros. The OIBDA margin stood at 34.7%, 0.7 percentage points lower than in the first quarter of 2008.
Capital expenditures for the three months ended March 31, 2009 totalled 26 million euros, down 24.3% in local currency from the same quarter last year, with operating cash flow (OIBDA-CapEx) advancing 13.1% year-on-year in local currency to 51 million euros.
PERU
At the end of March 2009 total accesses managed by Telefónica in Peru were 18.6% higher year-on-year, at over 15.2 million thanks to the significant growth of the wireless customer base (+23.6% year-on-year).
Also noteworthy were the 5.6% year-on-year rise in wireline accesses, the sustained growth in broadband (+21.0% year-on-year) to 719,006 accesses, and the advance in Pay TV accesses to 680,927 (+7.5% year-on-year).
The Company’s financial results continue to show a positive performance, achieving in the first quarter revenues of 429 million euros, up 9.5% from the three months ended March 31, 2008. This performance was largely driven by higher wireless, broadband, Pay TV, Data and IT revenues.
Reflecting the ongoing efficiency improvements at the wireless business and the continuous cost control measures implemented by the Company, operating income before depreciation and amortisation (OIBDA) grew 16.4% in reported terms, outpacing revenue growth, to 160 million euros. Accordingly, the first-quarter OIBDA margin stood at 37.4%, an increase of 2.2 percentage points from March 31, 2008.
Capital expenditures in the quarter ended March 31, 2009 totalled 18 million euros (-43.2% year-on-year in local currency), leaving operating cash flow (OIBDA-CapEx) at 143 million euros, a noteworthy year-on-year increase of 33.6%.
TELEFÓNICA MÓVILES PERÚ
The estimated penetration rate of the Peruvian wireless market stood at 62% at the end of March 2009, a solid year-on-year increase of 10 percentage points.
Telefónica remains market leader at the end of March 2009 with over 10.7 million wireless accesses, up 23.6% year-on-year. This growth was driven by the increase in both prepay (+23.5% year-on-year) and contract customers (+24.7% year-on-year).
Churn stood at 3.2% (0.1 percentage points below March 2008) and 1.2 million gross adds were reported in the quarter. Net adds in the period stood at 143,534, with a sharp increase in the contract segment (+16.3% year-on-year). GSM customers accounted for 91% of the total customer base at the end of March (+10 percentage points versus March 2008).

Following the launch of the “Single Tariff” in April 2008, traffic grew to 2,809 million minutes, a year-on-year increase of 18.4%, showing significant growth rates both in incoming and outgoing traffic. However, ARPU fell in the quarter by 18.1% year-on-year in local currency, affected by several promotional campaigns, mainly in the prepay segment, associated with the commercial offer that reduced the traffic bundle offered to new customers, increasing handset revenues and reducing wireless service revenues included in ARPU.
Revenues in the first quarter of 2009 totalled 210 million euros, up 21.5% year-on-year in local currency, underpinned by higher wireless service revenues (+5.9% year-on-year in local currency) and wireless handset sales (6.5 times more than in the first quarter of 2008 in local currency). Particularly noteworthy was the solid growth in incoming wireless revenues (+21.2% year-on-year in local currency) underpinned by higher traffic volumes, and the increase in data revenues (+11.3% year-on-year in local currency) which account for 12.1% of wireless service revenues (+0.6 percentage points versus March 2008). Outgoing wireless revenues grew 2.5% year-on-year in local currency impacted by the strong reduction in the traffic bundle given to new prepay customers.
As a results of revenue growth and the drive to improve efficiency, operating income before depreciation and amortisation (OIBDA) in the quarter jumped 57.2% year-on-year in local currency to 76 million euros, leaving an OIBDA margin of 36.4%, showing a significant advance of 8.3 percentage points versus the first quarter of 2008.
This performance, along with the lower capital expenditures compared to the same period a year earlier (10 million euros, -46.2% year-on-year in local currency), contributed to the improvement in operating cash flow (OIBDA-CapEx), which more than doubled to 66 million euros (28 million euros in March 2008).
TELEFÓNICA DEL PERÚ
At the end of March 2009 Telefónica del Perú managed a total of 4.5 million accesses, up 7.9% year-on-year. It is noteworthy the 72.8% year-on-year increase in fixed-wireless accesses, to reach 555,452, after recording 69,923 net adds in the quarter. Meanwhile, broadband accesses increased steadily by 21.0% year-on-year to 719,006, following net adds of 20,588 in the quarter. In Pay TV quarterly net adds were 26,390 customers to reach 680,927 accesses.
As a result of the strategy to expand broadband, bundle services and segment the offering, of particular note is the performance of the “IT Workstation” service for corporate and residential customers, the progress made in the digitalisation of premium Pay TV customers in Lima, and the improvement of almost 8 percentage points from year-end 2008 in the percentage of bundled broadband accesses (52% of broadband customers at the end of the quarter).
Revenues grew 1.9% year-on-year in the quarter to 254 million euros, underpinned by higher Internet, TV and Content revenues and the sharp rise in Capacity rental, Data and IT revenues (+48.3% in local currency). This growth offsets the lower traditional telephony revenues that, despite being affected by fixed wireless substitution, show a deceleration in its decline thanks to the cut made in public telephony tariffs, which led to a strong growth in traffic. Internet, TV and Content revenues for the three months ended March 31, 2009 account for 30.7% of total revenues.
Operating expenses excluding depreciation and amortization grew versus the same period in 2008 due to higher personnel expenses and especially, the growth in interconnection costs associated to a higher traffic volume in public telephony, and content costs which were negatively affected by exchange rates. Bad debt provisions stood at 2.7% of revenues for the three months ended March 31, 2009.

Operating income before depreciation and amortisation (OIBDA) in the quarter amounted to 89 million euros (-0.4% reported), leaving the OIBDA margin at 35.0%.
The decline in capital expenditures in the first quarter of 2009 is to be highlighted (7 million euros, -38.3% in local currency versus the first quarter of 2008), allowing operating cash flow (OIBDA-CapEx) to reach 81 million euros, up 5.3% year-on-year.
Finally, the concession contract awarded by the Ministry of Transport and Communications to Telefónica del Perú was renewed until 2023 in the first quarter of 2009.
COLOMBIA
At the end of March 2009 Telefónica managed 12.6 million accesses in Colombia, up 10.0% year-on-year, underpinned by the increase in wireless (+12.0%), broadband (+74.6%) and Pay TV (+56.5%) accesses.
First-quarter revenues totalled 315 million euros, down 6.2% year-on-year in local currency, due to the decline in wireless revenues and flat wireline revenues.
Thanks to the Company’s drive to maximise efficiency, operating income before depreciation and amortisation (OIBDA) rose 7.0% year-on-year in local currency to 118 million euros, leaving an OIBDA margin of 37.5% with a significant 4.6 percentage point increase versus the same period in 2008, thanks to the sharp improvement at the wireless business.
Operating cash flow (OIBDA-CapEx) jumped 21.8% year-on-year in local currency to 97 million euros, with CapEx falling 30.9% year-on-year in local currency in the quarter to 21 million euros.
TELEFÓNICA MÓVILES COLOMBIA
The estimated penetration rate of the Colombian wireless market stood at 92% in March 2009, an increase of 16 percentage points versus March 2008.
At the end of the quarter the Company managed 9.8 million wireless accesses, up 12.0% year-on-year, with GSM customers representing 93% of the total (+9 percentage points year-on-year).
The commercial activity was maintained in the period versus 2008, recording 1.1 million gross adds in the quarter. Nevertheless, churn picked up to 4.4% in the quarter (+1.1 percentage points year-on-year), due to the prepay segment performance, resulting in a net loss of 157,322 accesses in the period.
Traffic stood at 3,265 million minutes in the quarter, unchanged from the same period in 2008. However, ARPU fell by 18.9% in local currency due to lower outgoing traffic.
At the end of March, revenues amounted to 166 million euros, down 10.5% year-on-year in local currency, due to the decline in service revenues (-6.2% year-on-year in local currency) and lower handset sales (-57.2% in local currency). Data revenues advanced strongly, up 39.0% year-on-year in local currency, and now account for 7.6% of service revenues (+2.5 percentage points year-on-year).
Thanks to ongoing efficiency improvements operating income before depreciation and amortisation (OIBDA) increased by a notable 27.8% year-on-year in local currency to 52 million euros. As a result, OIBDA margin stood at 31.3% (+9.4 percentage points versus January-March 2008), maintaining the growth trend seen throughout 2008.
Control of costs and capital expenditures, which fell 72.1% year-on-year in local currency, underpinned a sharp rise in operating cash flow (OIBDA-CapEx), which advanced 69.5% year-on-year in local currency to 49 million euros.

TELEFÓNICA TELECOM
At the end of March, Telefónica Telecom managed a total of 2.8 million accesses, up 3.4% year-on-year. This improvement was driven by an increase in broadband (+74.6% year-on-year) and TV (+56.5% year-on-year) accesses, with quarterly net adds of 22,151 and 3,275 accesses respectively, offsetting the smaller number of wireline accesses due to the fixed-wireless substitution effect (-6.2% year-on-year). The Company is pressing ahead with its bundling strategy, with 73% of wireline accesses and 87% of broadband accesses at the end of March (+20 percentage points year-on-year) being part of a bundle.
First quarter revenues stood at 158 million euros, almost unchanged versus the same period in 2008 (+0.5% in local currency). This performance reflects the success of the broadband access massive extension strategy, which notably boosted Internet, TV and content revenues (+37.9% year-on-year in local currency) which for the three months period ended March 31, 2009 accounted for 19.0% of total revenues (+5.2 percentage points versus the same period of 2008). The larger weighting of these revenues and the increase in Capacity rental, Data and IT revenues (+10.8% year-on-year in local currency) offset lower traditional telephony revenues (-8.6% in local currency) due to the smaller wireline telephony customer base.
Operating expenses excluding depreciation and amortization grew 4.1% year-on-year in local currency in the quarter, mainly due to the higher costs associated with the development of broadband and TV businesses, primarily equipment and content costs — with the latter negatively affected by exchange rate fluctuations- as well as energy and network maintenance costs. Bad debt levels fell slightly versus the first quarter of 2008, with the bad debt provision standing at 2.8% of revenues at the end of March (-0.1 percentage points year-on-year).
As a result, operating income before depreciation and amortisation (OIBDA) stood at 66 million euros in the first quarter, down 5.1% year-on-year in local currency, leaving OIBDA margin at 42.1%, 2.5 percentage points lower than for the three months ended in March 31, 2008, although down less sharply compared with the margin recorded in the fourth quarter of 2008 (42.9%).
Capital expenditures for the three months ended March 31, 2009 stood at 18 million euros (-5.0% year-on-year in local currency), with operating cash flow (OIBDA-CapEx) declining 5.1% year-on-year in local currency to 48 million euros.
MÉXICO
The growth of the Mexican wireless market slowed in the first quarter versus the same period in 2008, with an estimated penetration of 72% at the end of March (+8 percentage points versus March 2008), due to lower commercial activity following the Christmas campaign and the country’s current economic situation.
Telefónica’s strategy in the first quarter of 2009 focused on continuing to improve operating profitability and implemented fresh cost control measures to deal with the slowdown in market growth. Particularly noteworthy were the progressive reduction in subsidies, the focusing of handset offers on certain models and more stringent credit scoring procedures.
As a result, and also reflecting the benefits of larger scale, first quarter operating income before depreciation and amortisation (OIBDA) jumped 61.4% year-on-year in local currency to 104 million euros, with a 9.8 percentage point improvement in the OIBDA margin to 28.8%. Despite the higher investment associated with the ongoing expansion of network capacity, operating cash flow (OIBDA-CapEx) stood at 69 million euros, up 41.3% in local currency versus the same period in 2008.

Telefónica’s wireless customer base in Mexico at the end of March 2009 totalled 15.5 million, an increase of 17.0% versus the end of March 2008 bringing the total number of customers to 15.7 million (+17.9% versus March 2008). Its estimated market share improved to above 19.5%, with an improvement in both its share of revenues and of customer base.
Recent commercial initiatives leading to an improvement in the Company’s competitive position include segmented promotions based on customer top-up histories, complementing the Movistar plan 1,2,3, and the relaunch of the offer of free calls to certain numbers for the prepay segment. These initiatives, along with actions aimed at bolstering customer loyalty, helped achieve 1.4 million gross adds in the first quarter of 2009 (vs. 1.7 million in the same period a year earlier) and to maintain churn at a similar level (2.6%). Net wireless adds in the first quarter of 2009 stood at 187,128. Telefónica’s churn remains the benchmark in the Mexican market.
With regard to usage, traffic in the first quarter of 2009 stood at 5,378 million minutes, in line with the same quarter in 2008 (-1.6%) and affected by lower outgoing traffic (-5.1% year-on-year) resulting from lower incentives for traffic in the current commercial offering versus the first quarter of 2008 and optimisation of usage by customers. This was reflected in ARPU, which fell 9.7% year-on-year in local currency.
The growth of the customer base and higher data revenues (+40.9% in local currency versus March 2008) underpinned the sharp growth in service revenues (+16.7% in local currency, more than 2.5 times the growth in total revenues). Particularly noteworthy was the growth in outgoing revenues (+9.1% in local currency versus March 2008). By contrast, handset sales fell by 46.6% due to the lower commercial activity. As a result, revenues increased by 6.5% year-on-year in local currency to 359 million euros.
VENEZUELA
The Venezuelan wireless market remained strong in the first quarter of 2009 with an estimated penetration rate of 103% up 16 percentage points from March 2008 and one of the highest rates in the region.
Telefónica’s Venezuelan businesses performed extremely well in the quarter, with the Company achieving a solid set of commercial results (commercial activity increased compared with January-March 2008) and financial results, underpinned by growth in service revenues and improved profitability.
The company continued to focus on capturing the solid market growth and the development of its product portfolio (including its nationwide pay TV service via DTH satellite technology and 3G wireless broadband service) while improving efficiency via more stringent credit scoring procedures, segmented promotions for contract customers and lower handset subsidies and advertising cost. As a result wireless gross adds grew significantly in the first quarter (+15.5% versus the same period a year earlier) and churn was reduced to 2.1%( -0.7 percentage points).
Telefónica Móviles Venezuela had 12.0 million total accesses at the end of March (+15.8% versus March 2008), a rise underpinned by the 14.7% increase in wireless customers to 10.7 million and the sharp growth in fixed wireless accesses (+23.8%). The GSM customer base now accounts for 57% of the total, an increase of 16 percentage points versus March 2008.
Traffic stood at 3,767 million minutes (+7.4% versus January-March 2008) thanks to the increase in incoming and outgoing traffic. As a result, ARPU jumped 22.0% in local currency versus the first quarter of 2008.
Revenues increase 34.5% year-on-year in local currency to 883 million euros, driven by a sharp increase in service revenues (+33.3% in local currency), marking faster growth than in the prior quarter (+27.7% in the fourth quarter of 2008) and continuing to outpace growth of the customer base. Particularly noteworthy was the solid performance of outgoing revenues, which grew 40.4% year-on-year in local currency.
Operating income before depreciation and amortisation (OIBDA) totalled 463 million euros, up 47.3% year-on-year in local currency, underpinned by higher revenues, commercial savings and lower interconnection costs. OIBDA margin stood at 52.4%, up 4.5 percentage points from the first quarter of 2008.
Operating cash flow (OIBDA-CapEx) increased by 45.7% in local currency versus January-March 2008 to 407 million euros despite higher capital expenditures versus the first quarter of 2008 (+59.8% in local currency) due to the rollout of the GSM and 3G network and satellite pay TV service.
CENTRAL AMERICA
The estimated wireless penetration rate in Central America stood at around 80% at the end of March 2009, with a slowdown in commercial activity during the first quarter of the year similar to that reported in the previous quarter.
In this context, gross adds in the first three months of 2009 maintained a positive performance, though net adds were -68,662, impacted by market conditions in El Salvador, where the market as a whole is estimated to have recorded negative growth in the quarter.
At the end of March 2009 Telefónica managed 6.1 million accesses in the region, up 6.9% year-on-year, with a noteworthy positive evolution reported in Panamá (+23.3% year-on-year) and Nicaragua (+16.0%).
In a slowing down environment, the Company is focused on maximising cash flow, pushing to increase commercial efficiency through a more selective customer acquisition policy and through a significant effort to contain costs across all areas. As a result, operating income before depreciation and amortisation (OIBDA) in the first quarter of 2009 advanced 14.9% year-on-year in constant currency to 63 million euros despite the lower revenues, that reached 150 million euros (-3.8% year-on-year in constant currency). OIBDA margin reached 41.8%, 6.8 percentage points higher than for the three months ended March 31, 2008.
Capital expenditures in the first quarter of 2009 stood at 3 million euros compared with 2 million euros in the same period in 2008, with operating cash flow (OIBDA–CapEx) advancing by a solid 14.7% year-on-year in constant currency to 60 million euros.
ECUADOR
The Ecuadorian wireless market maintained in the first quarter the growth trend seen in 2008, with an estimated penetration rate of 81% at the end of March (up 9 percentage points compared to March 2008).
In this context, Telefónica Móviles Ecuador reported 48,285 net adds in the quarter, reaching 3.3 million accesses at the end of March 2009 (+18.1% year-on-year), underpinned by churn contention (3.1%, down 0.5 percentage points from the same period a year earlier).
Particularly noteworthy was the increase in GSM services, with 87% of customers now using this technology (+10 percentage points compared to 2008).
Additional to the growth of the client base, traffic, in terms of minutes, rose sharply (+52.7% year-on-year), with significant increase in both outgoing — driven by commercial campaigns aimed at encouraging top ups and usage – and incoming traffic. ARPU rose slightly 1.0% year-on-year in local currency in the first quarter of the year.
First quarter revenues advanced 8.7% in local currency to 87 million euros, underpinned by higher service revenues (+17.1% in local currency), which maintained the solid growth seen throughout 2008 and particularly by the strong outgoing revenue growth (+27.0% in local currency versus the first quarter of 2008).
The Company continued to strive to improve operating efficiency, achieving 46.2% year-on-year growth in operating income before depreciation and amortisation (OIBDA) in local currency to 27 million euros and leaving an OIBDA margin of 31.7% (an increase of 8.1 percentage points versus the same quarter in 2008).
Operating cash flow (OIBDA-CapEx) stood at 22 million euros, up by 48.8% year-on-year in local currency despite the increase in capital expenditures (5 million euros, +35.6% year-on-year in local currency).
TELEFÓNICA LATIN AMERICA: WIRELESS BUSINESS
SELECTED OPERATING DATA BY COUNTRY
Unaudited figures

	2008				2009
	Q1	Q2	Q3	Q4	Q1	% change y-o-y (ARPU in local currency)

BRAZIL (1)
Traffic (Million minutes)	7,593	11,013	10,951	10,990	10,344	36.2
ARPU (EUR)	11.7	10.9	12.0	10.0	9.0	(10.3)

ARGENTINA
Traffic (Million minutes)	2,684	3,158	3,426	3,673	3,485	29.8
ARPU (EUR)	7.9	8.1	8.9	9.8	9.3	14.7

CHILE
Traffic (Million minutes)	2,294	2,379	2,447	2,583	2,537	10.6
ARPU (EUR)	13.5	12.2	11.7	11.7	11.0	(7.5)

PERU
Traffic (Million minutes)	2,372	2,373	2,550	2,745	2,809	18.4
ARPU (EUR)	6.4	5.8	5.9	6.1	5.5	(18.1)

COLOMBIA
Traffic (Million minutes)	3,250	3,215	3,518	3,585	3,265	0.4
ARPU (EUR)	7.3	7.3	6.6	6.2	5.4	(18.9)

MEXICO
Traffic (Million minutes)	5,465	6,024	5,351	5,591	5,378	(1.6)
ARPU (EUR)	8.6	8.2	8.2	7.9	6.7	(9.7)

VENEZUELA
Traffic (Million minutes)	3,508	3,718	3,809	3,958	3,767	7.4
ARPU (EUR)	15.1	15.3	16.7	20.3	21.0	22.0

CENTRAL AMERICA
Traffic (Million minutes)	1,779	1,892	1,779	1,724	1,690	(5.0)
ARPU (EUR)	7.8	7.0	7.1	7.9	7.5	(14.0)

ECUADOR
Traffic (Million minutes)	525	647	759	869	802	52.7
ARPU (EUR)	6.3	6.3	6.7	7.4	7.3	1.0

URUGUAY
Traffic (Million minutes)	292	374	514	643	616	110.7
ARPU (EUR)	8.3	8.1	8.5	8.7	8.9	5.0

(1)	Includes Telemig from April 2008.

Notes:

-	ARPU for the quarter calculated as dividing total service revenue (excluding inbound roaming revenue) from sales to customers for the three months in the relevant quarter by the weighted average number of customers for such quarter and then divided by three months.

-	Traffic is defined as minutes used by the Company’s customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume is not rounded.

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Telefónica Europe produced strong financial performance in the first quarter of 2009 in an increasingly tough trading environment, maintaining market momentum while delivering on cash generation as a result of an ongoing efficiency programme and an increasingly rebalanced portfolio.
At the end of March 2009 Telefónica Europe’s total customer base reached 46.7 million accesses (+9.0% year-on-year). Mobile customer net additions for the quarter were 453,679, reaching a total mobile customer base of 41.9 million (+7.7% year-on-year). This highlights a strong performance in the contract segment (+12.1% year-on-year) built on product and service offerings around flat rates, SIM-only and mobile broadband, as well as successful retention activities across markets.
Revenues in the first quarter of 2009 reached 3,245 million euros, a decrease of 6.6% compared to 3,472 million euros in the first quarter of 2008 primarily as a result of a depreciation of the pound sterling relative to the euro. Excluding negative exchange rate effects, first quarter 2009 revenues continued to show resilient year-on-year growth of 4.0% in constant currency, underpinned by Telefónica O2 UK’s solid year-on-year total revenue growth of 7.0% in local currency, as well as 3.6% growth at Telefónica O2 Germany, compensating declines in Ireland and the Czech Republic.
Operating income before depreciation and amortization (OIBDA) in the first quarter recorded a significant 7.0% year-on-year growth in constant currency, totalling 883 million euros. This was mainly driven by a strong performance in the UK, an increase in efficiency in Germany, and the proceeds from real estate disposals of 13 million euros, principally in the Czech Republic. OIBDA margin in the first quarter of 2009 improved 0.8 percentage points over the same period of 2008 in constant currency terms.
Revenues and OIBDA for the first quarter showed a year-on-year decline of 6.6% and 3.2%, respectively, with the OIBDA margin increasing 0.9 percentage points year-on-year to reach 27.2%, mainly impacted by British Sterling and Czech Koruna depreciations in the period.
Operating cash flow (OIBDA-CapEx) for the three months ended March 31, 2009 was 527 million euros, a significant increase of 11.7% year-on-year in constant currency, reflecting strong OIBDA generation and capital expenditures evolution (+0.4% year-on-year in constant currency due to higher level of investments in Germany and the Czech Republic.
TELEFÓNICA O2 UK
In the first quarter of 2009 Telefónica O2 UK continued to outperform in a slower market, achieving record levels of contract churn and obtaining strong customer satisfaction indicators across all segments while delivering on ongoing efficiency programmes.
Net mobile additions in the first quarter reached 141,753, 2.5 times the figure registered in the same period last year, ending March 2009 with a total mobile customer base of 20.4 million lines (excluding Tesco Mobile). This represents 7.0% year-on-year growth achieved through innovative propositions in the quarter such as new Simplicity tariffs, new Business tariffs, DSL promotions and new contract and prepay mobile broadband tariffs.
After adding 286,267 contract customers in the first quarter of 2009 (+18.4% year-on-year), contract customers made up 42.6% of the total base at the end of March (40.3% in March 2008). This positive performance was due to prepay to contract migrations, a broader range of

“Simplicity” propositions, strong mobile broadband connections and continued success of high-end devices (including the iPhone and Blackberry handsets).
The evolution of the prepay base was mainly impacted by the above-mentioned prepay to contract migration activity, as well as the seasonal disconnections after Christmas. Propositions such as “Unlimited” and “Top up Surprises” are helping to retain customers in this segment.
The strong performance in contract churn continued in the first quarter with a year-on-year reduction of 0.2 percentage points in the quarter to reach 1.2%. This reflects the customer centric approach of the Company. Total churn for the quarter was 2.8%, down 0.1 percentage points year-on-year.
In terms of usage, traffic carried in the first quarter of 2009 grew 17.5% to over 12,798 million minutes; with prepay customers increasing usage on propositions such as Unlimited, while contract customers continued optimising their voice bundle utilisation.
Voice ARPU showed a year-on-year decline of 6.3% in local currency, due to the continued uptake of customer propositions, such as Simplicity, which better fit customers’ current expectations with reduced acquisition costs, as well as the optimising behaviour of customers when using voice bundles. Outgoing roaming activity in the quarter also reduced with the economic environment impacting travel abroad.
Data ARPU continued to grow in the first quarter of 2009, with a year-on-year increase in local currency of 1.5%. This was mainly driven by an increase in the number of mobile broadband connections, as well as the continued success of data bolt-ons. This was partially offset by a decline in SMS ARPU due to the optimising behaviour of customers and the voluntary reduction of mobile termination rates. Data revenues increased 8.4% year-on-year in local currency in the first quarter of the year with non-P2P-SMS data revenues increasing 42.2% year-on-year in local currency.
As a result, Telefónica O2 UK’s total ARPU in the first quarter of 2009 showed a 3.6% year-on-year decline in local currency.
Telefónica O2 UK’s DSL broadband service added 63,618 lines in the first quarter of 2009, leaving the total fixed broadband customer base at 404,484 lines at the end of March, 2009.
Revenues for the first quarter were 1,563 million euros, a solid increase of 7.0% year-on-year in local currency, mainly driven by mobile service revenue growth of 5.2% year-on-year in local currency, which amounted to 1,422 million euros. As expected, revenue growth from handset sales was lower than in the previous quarter due to the phasing out of handset shipments for Christmas.
Operating income before depreciation and amortization (OIBDA) totalled 376 million euros in the first quarter of 2009, a 6.9% year-on-year growth in local currency due to the optimisation of customer investment costs (market leading churn and increased proportion of SIM-only customers), continued operational efficiencies in non-commercial costs and improved contribution from the DSL business. The Company kept momentum in the market with focused commercial campaigns in the quarter and as a result, OIBDA margin for the quarter was 24.1%, flat over the same quarter of last year.
Operating cash flow (OIBDA-CapEx) for the quarter totalled 252 million euros, a significant increase of 31.5% year-on-year in local currency. This reflected strong OIBDA performance and capital expenditures reduction of 22.5% year-on-year in local currency to total 124 million euros.

TELEFÓNICA O2 GERMANY
Following the trend initiated in previous quarters, Telefónica O2 Germany continued to benefit from previous investments in the business, such as more use of direct channels. Furthermore, the new customer offer around “O2 o”, launched at the beginning of May, has been developed to drive momentum in the German market.
Telefónica O2 Germany’s mobile customer base reached 14.5 million accesses at the end of March, 2009 (+11.5% year-on-year). In the first quarter it is worth highlighting mobile contract net additions of 118,225, an increase of 37.6% over the previous quarter, primarily as a result of a new commercial approach with continued success of customer offers featuring the Handy Flat rate and mobile broadband. In the first quarter of 2009, contract customers represented 48.8% of the base (49.5% at the end of March 2008).
In the first quarter of 2009, churn rate increased 0.4 percentage points year-on-year to 2.1%, with the Company focusing on retention of high value customers.
Traffic carried in the first quarter of 2009 decreased 0.9% year-on-year to 5,555 million minutes, but represented a 1.9% growth over the previous quarter. This is primarily due to contract customers optimising usage within the bundle, as well as fewer promotions in prepay versus the first quarter of 2008.
Voice ARPU for the first quarter was 11.2 euros (-12.6% year-on-year), mainly as a result of the migration process to new value tariffs that were developed throughout 2008, and the increase of customers from partner brands in the base.
Data ARPU for the first quarter was 4.7 euros (-4.9% year-on-year), due to the impact on SMS usage from the introduction of better value tariffs and flat rate voice promotions. Data revenues increased 6.9% year-on-year in the first quarter with non P2P-SMS data revenues increasing 26.2% year-on-year in the first quarter, mainly driven by growth in mobile broadband “Surfsticks”.
Total ARPU for the first quarter was 15.9 euros (-10.5% year-on-year), impacted by declines in voice and data ARPUs in the quarter.
In the first quarter of 2009, 16,895 O2 DSL customers were added to reach a total customer base of 231,678 at the end of March, an improvement over the fourth quarter of 2008. Telefónica Deutschland reported 1.4 million ULL lines in total at the end of March, 2009 (+71.4% year-on-year).
Revenues totalled 886 million euros in the first quarter of 2009 (+3.6% year-on-year), with sustained growth of mobile service revenues (695 million euros, up 0.6% year-on-year) and increased contribution from wholesale fixed broadband revenues (113 million euros, +15.3% year-on-year).
Operating income before depreciation and amortization (OIBDA) for the first quarter totalled 202 million euros, a strong 24.2% year-on-year growth, improving margin by 3.8 percentage points to 22.8%. This performance is a result of the increased own mobile network coverage, improved distribution network, enhanced profitability of the fixed broadband wholesale business, as well as the new commercial approach introduced in the fourth quarter, which significantly reduced acquisition and retention costs.
Capital expenditures amounted to 184 million euros in the first quarter, 34.7% higher year-on-year. This reflects the continuation of the infrastructure network rollout and the acceleration of the distribution network. This year-on-year increase is partially due to network roll-out phasing and hence should not be taken as a trend for the year.
Operating cash flow (OIBDA-CapEx) amounted to 18 million euros in the first quarter of 2009, compared to 26 million euros in the same period of last year.
TELEFÓNICA O2 IRELAND
In an increasingly difficult economic environment, Telefónica O2 Ireland continued to make progress, with the mobile customer base up 2.9% year-on-year to 1.7 million customers, and improved its operating cash flow (OIBDA-CapEx) by 1.1% year-on-year despite pressure in revenues.
The contract market continued to drive growth for Telefónica O2 Ireland, with 8,069 net additions in the first quarter of 2009 to reach 651,160 lines (+13.5% year-on-year, representing 38.1% of the total customer base). Key drivers of this performance included progress in the corporate and business market and continued momentum in mobile broadband.
Responding to the changing requirements of our customers and their need for greater flexibility and control over costs, a number of new products and services were launched, such as “O2 Experience” (better value prepay price plans), “Spend Alerts” (innovative spending control service) and specifically for businesses , “O2 Analyser” (telecoms expense management tool).
Churn reached 2.9% in the first quarter of 2009, slightly higher than in the first quarter of last year, with an increase in contract churn as a result of the trading environment, while prepay churn remained broadly stable over the previous year.
Traffic carried in the first quarter of 2009 declined by 0.3% to 1,158 million minutes. This was driven by an increasing number of customers optimising their usage, the continued voice to text substitution trend as a result of the value for money price plans in the marketplace, including O2 Experience which offers free texts to any Irish mobile network, as well as a decrease of roaming out activity from customers.
Voice ARPU registered a year-on-year decline of 13.7% in the first quarter of 2009, mainly due to customers managing their spend and reduced roaming out activity.
Data ARPU was 3.5% higher in the first quarter of 2009 at 11.6 euros, driven by a migration of customers to better value bundled based price plans. It is important to highlight the 7.7% year-on-year increase in data revenues in the first quarter of the year with non P2P-SMS data revenues in the first quarter increasing by 40.5% year-on-year on the back of the growing mobile broadband base.
As a result, total ARPU reached 39.3 euros in the first quarter of 2009 (-9.3% year-on-year).
Revenues for the first quarter were 224 million euros, a year-on-year decline of 3.6%. Mobile service revenues for the quarter declined 5.6% year-on-year to 210 million euros, with the decline in ARPU partially offset by growth in the customer base.
Operating income before depreciation and amortization (OIBDA) for the first quarter was 69 million euros, 8.4% lower than in the same period of the previous year. Throughout the quarter, commercial costs have been reduced and further operating efficiencies have been achieved. OIBDA margin for the first quarter was 30.7%, 1.6 percentage points lower than in the same period of last year.

The strong capital expenditures reduction made by the Company to adapt to the current environment allowed operating cash flow (OIBDA-CapEx) to increase 1.1% year-on-year, reaching 60 million euros in the first quarter.
TELEFÓNICA O2 CZECH REPUBLIC
Telefónica O2 Czech Republic experienced very strong commercial activity in the Czech Republic in the first quarter of 2009, with the mobile business adapting to a more challenging trading environment, while in Slovakia the Company continued to report solid customer growth and improved financial performance.
At the end of March, the total number of accesses for Telefónica O2 Czech Republic, including Slovakia, stood at 8.0 million, an increase of 1.0% year-on-year.
Fixed telephony accesses amounted to 1.9 million at the end of March, 2009 (-7.2% year-on-year), with the continued improvement in net disconnections (42,399; 42.4% lower than in the first quarter of 2008) driven by improvements in customer propositions around fixed broadband.
Retail internet broadband accesses reached 617,283 (+17.0% year-on-year), with 33,585 net additions in the first quarter (1.8 times higher than at the same date of last year), leveraging a very strong commercial activity around “crazy week” promotions and speed upgrades. The total number of O2 TV accesses increased by 13,289 in the first quarter to reach 127,785 at the end of March.
Mobile accesses in the Czech Republic increased by 0.6% year-on-year to reach 4.8 million at the end of March, 2009, mainly driven by the increase in the contract customer base (+12.6% year-on-year), leveraged on the continued success of the Neon tariffs which were recently expanded with a wider availability of bundle options and additional bolt-ons. Telefónica O2 Slovakia continued its strong performance, reaching 365,249 accesses at the end of March, 2009, an improvement of 39,915 accesses over December, 2008, on the back of the success of the “O2 Fér” customer offer.
In the Czech Republic, the churn rate decreased 0.1 percentage points year-on-year in the first quarter to reach 2.1%, with stronger performance of the contract segment.
In terms of usage, mobile traffic, in terms of minutes, carried in the Czech Republic in the first quarter of 2009 grew by 8.7% to over 1,940 million minutes due to the higher contract base and the strong performance of Neon flat rate tariffs, with more than 360 thousand accesses opting for one of these tariffs at the end of March, 2009.
Voice ARPU registered a year-on-year decline in local currency of 8.1% in the first quarter of 2009 due to contract customers reducing out of the bundle traffic, as well as lower roaming out and prepay customers’ activity.
Data ARPU was 1.7% lower in local currency in the first quarter of 2009 at 4.7 euros, driven by a migration of customers to better value bundled based price plans and continued optimisation of usage by customers. Data revenues were 1.5% lower in local currency in the first quarter, while non P2P-SMS data revenues in the first quarter grew by 3.3% year-on-year in local currency.
Total mobile ARPU in the Czech Republic reached 18.7 euros in the first quarter of 2009 (-6.5% year-on-year in local currency).
Revenues for Telefónica O2 Czech Republic showed a 1.8% year-on-year decrease in constant currency in the first quarter of 2009 to reach 548 million euros. The Czech mobile business contributed negatively, with service revenue declining by 3.6% year-on-year in local currency in the first quarter, owing to optimisation of usage and MTR cuts (-11.4% from February, 2009).

Fixed revenues in the Czech Republic fell by 1.8% year-on-year in local currency in the first quarter of 2009, while revenues from Slovakia grew 51.0% year-on-year.
Operating income before depreciation and amortization (OIBDA) was 0.9% year-on-year lower in constant currency to reach 247 million euros, positively impacted by real estate capital gains in the first quarter, with increased commercial costs partially compensated by further savings in non-commercial costs and the improved performance of the Slovak operation. OIBDA margin was 45.1%, broadly stable versus the first quarter of 2008 (44.8%).
Capital expenditures for the first quarter totalled 37 million euros, an increase of 26.0% year-on-year in constant currency as a result of a different spending profile, resulting in operating cash flow (OIBDA-CapEx) of 210 million euros.
TELEFÓNICA EUROPE
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRIES
Unaudited figures

	2008				2009
	Q1	Q2	Q3	Q4	Q1	% change y-o-y (ARPU in local currency)

TELEFÓNICA O2 UK
Traffic (Million minutes)	10,888	11,571	11,845	12,281	12,798	17.5
ARPU (EUR)	30.1	29.2	29.5	27.1	24.2	(3.6)
Pre-Pay	16.2	15.6	15.9	14.4	12.3	(8.5)
Contract	51.3	49.0	49.3	45.1	40.6	(5.0)
Data ARPU (EUR)	10.4	10.0	10.0	9.7	8.8	1.5
%non-P2PSMS over data revenues	18.2%	18.1%	20.9%	22.0%	23.9%	5.7	p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	5,606	5,741	5,512	5,454	5,555	(0.9)
ARPU (EUR)	17.7	17.6	17.3	16.9	15.9	(10.5)
Pre-Pay	5.9	6.1	6.0	5.8	5.4	(8.4)
Contract	29.7	29.3	28.9	28.3	26.8	(9.8)
Data ARPU (EUR)	4.9	4.8	4.9	4.8	4.7	(4.9)
%non-P2PSMS over data revenues	28.4%	26.9%	29.6%	31.7%	33.5%	5.1	p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	1,161	1,225	1,231	1,250	1,158	(0.3)
ARPU (EUR)	43.4	43.2	43.7	42.6	39.3	(9.3)
Pre-Pay	26.7	26.9	27.7	26.7	24.2	(9.4)
Contract	75.5	73.8	72.2	69.2	64.5	(14.5)
Data ARPU (EUR)	11.2	10.6	10.6	10.9	11.6	3.5
%non-P2PSMS over data revenues	27.5%	30.2%	31.2%	32.6%	35.8%	8.3	p.p.

TELEFÓNICA O2 CZECH REPUBLIC (1)
Traffic (Million minutes)	1,784	1,874	1,850	1,911	1,940	8.7
ARPU (EUR)	21.6	23.1	24.0	22.5	18.7	(6.5)
Pre-Pay	10.6	11.5	12.2	11.5	8.0	(19.1)
Contract	32.7	34.7	35.1	32.6	28.2	(8.9)
Data ARPU (EUR)	5.2	5.5	5.3	5.5	4.7	(1.7)
%non-P2PSMS over data revenues	43.0%	44.0%	45.7%	43.5%	45.5%	2.5	p.p.

(1) KPIs for Mobile business in Czech Republic do not include Slovakia.

Notes:

- ARPU calculated for the quarter as dividing total service revenue (excluding inbound roaming revenue) from sales to customers for the three months in the relevant quarter by the weighted average number of customers for such quarter, and then divided by three months.

- Traffic is defined as minutes used by the Company’s customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume is not rounded.

Key performance indicators
The Company’s uses a series of indicators in its decision-making which it considers provide a better indication of its performance. These indicators, other than accounting indicators, are as follows:
Operating income before depreciation and amortization (OIBDA)
Operating income before depreciation and amortization (OIBDA) is calculated by subtracting depreciation and amortization from operating income to eliminate the impact of investments in non-current assets that cannot be controlled by management in the short term. OIBDA may be useful to investors as it provides a measure of segment operating performance and profitability using the same measures as management. This metric also allows for comparisons with other telecommunications operators without taking into account the structure of their assets.
OIBDA is used to track the performance of the business and design operating and strategic targets. OIBDA is a commonly reported measurement and widely used among analysts, investors and other interested parties in the telecommunications industry, yet it is not defined in IFRS. Therefore, it may not be comparable to similar indicators used by other companies. It cannot be considered an alternative to operating income as a measurement of our operating results or to cash flows from operating activities as a measurement of our liquidity.
The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the three month periods ended March 31, 2009 and 2008,:

Millions of euros	2008	2009
OIBDA	5,376	5,354
Depreciation and amortization	(2,277)	(2,164)
OPERATING INCOME	3,099	3,190
The following table presents the reconciliation of OIBDA to operating income for each business segment for the three month periods ended March 31, 2009 and 2008:

March 31, 2009
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
OIBDA	2,402	2,081	883	(12)	5,354
Depreciation and amortization	(531)	(881)	(720)	(32)	(2,164)
OPERATING INCOME	1,871	1,200	163	(44)	3,190

March 31, 2008
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
OIBDA	2,597	1,877	912	(10)	5,376
Depreciation and amortization	(578)	(891)	(777)	(31)	(2,277)
OPERATING INCOME	2,019	986	135	(41)	3,099

Debt indicators
The following table presents the reconciliation between the Telefónica Group’s gross interest-bearing debt, net interest-bearing debt and net debt at March 31, 2009 and December 31, 2008:

Millions of euros	12/31/2008	03/31/2009
Gross financial debt	53,188	54,063
Other payables	477	528
Cash and cash equivalents	(4,277)	(6,280)
Non-current financial assets	(4,439)	(3,990)
Current financial assets	(2,216)	(2,065)

Net financial debt	42,733	42,256
Commitments related to financial guarantees	365	149
Net commitments related to workforce reduction	2,687	2,633

Net debt	45,785	45,038

Net financial debt is calculated by deducting the positive mark-to-market value of derivatives with a maturity beyond one year from the relevant statement of financial position date and other interest-bearing assets (each of which are components of non-current financial assets in our consolidated statement of financial position), current financial assets and cash and cash equivalents from the sum of (i) current and non-current interest-bearing debt (which includes the negative mark-to-market value of derivatives with a maturity beyond one year) and (ii) other payables (a component of non-current trade and other payables in our consolidated statement of financial position). Net debt is calculated by adding to net financial debt those commitments related to financial guarantees, not considered as net financial debt, and those related to workforce reduction. We believe that net financial debt and net debt are meaningful for investors because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net debt to calculate internally certain solvency and leverage ratios used by management. Neither net financial debt nor net debt is an explicit measure of indebtedness under IFRS and may not be comparable to other similarly titled measures for other companies. Neither net debt nor net financial debt should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our liquidity.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.

Date: June 17, 2009	By:	/s/ Santiago Fernández Valbuena Name: Santiago Fernández Valbuena
Title: Chief Financial Officer